As filed with the Securities and Exchange Commission on December 31, 1998
================================================================================


                                File No. ____________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                       [X]   SECURITIES ACT OF 1933

                       [ ] Pre-Effective Amendment No.

                       [ ] Post-Effective Amendment No. 6


                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                       [X] INVESTMENT COMPANY ACT OF 1940

                       [ ]     Amendment No.

                        (Check appropriate box or boxes)

               AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY UNIT TRUST
                           (Exact Name of Registrant)

                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                One American Square, Indianapolis, Indiana 46282
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                  Depositor's Telephone Number: (317) 285-1877

       Richard A. Wacker, One American Square, Indianapolis, Indiana 46282
                     (Name and Address of Agent for Service)

Title of Securities Being Registered: Interests in individual variable annuity contracts



It is proposed that this filing will become effective (Check appropriate Space)

_____    immediately upon filing pursuant to paragraph (b) of Rule 485 on ____________ pursuant to paragraph (b) of Rule 485
_____

_____    60 days after filing pursuant to paragraph (a)(i) of Rule 485

_____    on (date) pursuant to paragraph (a)(1) of Rule 485

_____    75 days after filing pursuant to paragraph (a)(ii)

_____    on (date) pursuant to paragraph (a) (ii) of Rule 485

_____ this post-effective amendment designates a new effective date for a previously filed amendment.





                                                 CROSS REFERENCE SHEET
                                                 Pursuant to Rule 495

               Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information)
                             of Registration Statement of Information Required by Form N-4

PART A - PROSPECTUS

Item of Form N-4                          Prospectus Caption
----------------                          ------------------
 1. Cover Page ...........................  Cover Page
 2. Definitions ..........................  Definitions
 3. Synopsis .............................  Summary; Expense Table
 4. Condensed Financial Information ......  Not Applicable
 5. General Description of Registrant,
    Depositor, and Portfolio Companies....  Information About AUL, The Variable
                                            Account, and the Funds; Voting of
                                            Shares of the Funds
 6. Deductions and Expenses ..............  Charges and Deductions
 7. General Description of Variable
    Annuity Contracts ....................  The Contracts; Premiums and Contract
                                            Values During the Accumulation
                                            Period; Cash Withdrawals and
                                            Death Proceeds; Summary; Annuity
                                            Period
 8. Annuity Period .......................  Annuity Period
 9. Death Benefit ........................  Cash Withdrawals and The Death
                                            Proceeds
10. Purchases and Contract Values ........  Premiums and Contract Values During
                                            the Accumulation Period
11. Redemptions ..........................  Cash Withdrawals and The Death
                                            Proceeds
12. Taxes ................................  Federal Tax Matters
13. Legal Proceedings ....................  Other Information
14. Table of Contents for the Statement
    of Additional Information ............  Statement of Additional Information

PART B - STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information         Statement of Additional Information
Item of Form N-4                            Caption
-----------------------------------         ------------------------------------
15. Cover Page ...........................  Cover Page
16. Table of Contents ....................  Table of Contents
17. General Information and History ......  General Information and History
18. Services .............................  Custody of Assets; Independent
                                            Accountants
19. Purchase of Securities Being Offered .  Distribution of Contracts;
                                            (Prospectus) Charges and Deductions
20. Underwriters .........................  Distribution of Contracts
21. Calculation of Performance Data ......  Performance Information
22. Annuity Payments .....................  (Prospectus) Annuity Period
23. Financial Statements .................  Financial Statements

PART C - OTHER INFORMATION

Item of Form N-4                            Part C Caption
----------------                            --------------
24. Financial Statements and Exhibits ....  (Statement of Additional
                                            Information) Financial Statements
                                            and Exhibits
25. Directors and Officers of the
    Depositor.............................  Directors and Officers of AUL
26. Persons Controlled By or Under
    Common Control with the Depositor or
    Registrant............................  Persons Controlled By or Under
                                            Common Control of Depositor or
                                            Registrant
27. Number of Contractowners .............  Number of Contractholders
28. Indemnification ......................  Indemnification
29. Principal Underwriters ...............  Principal Underwriters
30. Location of Accounts and Records .....  Location of Accounts and Records
31. Management Services ..................  Management Services
32. Undertakings..........................  Undertakings
    Signatures .........................    Signatures

                                   PROSPECTUS

                                       for

          Individual No Load Flexible Premium Deferred Variable Annuity


                             Dated December 31, 1998


                                  Sponsored by:
                    American United Life Insurance Company(R)
                                  P.O. Box 7127
                        Indianapolis, Indiana 46209-7127


                                       AUL

                                   Prospectus
                      AUL No Load Deferred Variable Annuity
                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   Offered By
                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282
                                 (317) 263-1877
                        Variable Products Service Office:
                 P.O. Box 7127, Indianapolis, Indiana 46209-7127
                                 (800) 863-9354


     This Prospectus describes individual variable annuity contracts (the "Contracts") offered by American United Life Insurance Company(R) ("AUL" or the "Company"). AUL designed the Contracts for use in connection with retirement plans and deferred compensation plans for individuals. Contract Owners may use the Contracts in connection with retirement plans that meet the requirements of Sections 401(a), 403(b), 408, 408A or 457 of the Internal Revenue Code.

     This Prospectus describes a no load flexible premium contract: Contracts for which premiums may vary in amount and frequency, subject to certain limitations. The Contract provides for the accumulation of values on either a variable basis, a fixed basis, or both. The Contract also provides several options for fixed and variable annuity payments to begin on a future date.

     A Contract Owner may allocate premiums designated to accumulate on a variable basis to one or more of the Investment Accounts of a separate account of AUL. The separate account is named the AUL American Individual Variable Annuity Unit Trust (the "Variable Account"). Each Investment Account of the Variable Account invests in shares of one of the following mutual funds:

Portfolio                                Mutual Fund                                    Investment Adviser

AUL American Equity                      AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Bond                        AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Managed                     AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Money Market                AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
Alger American Growth                    Alger American Fund                            Fred Alger & Company
American Century VP International        American Century Variable Portfolios, Inc.     American Century Investment Management, Inc.
American Century Ultra                   American Century Mutual Funds, Inc.            American Century Investment Management, Inc.
Fidelity Asset Manager                   Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Contrafund                      Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Equity-Income                   Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity Growth                          Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity High Income                     Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity Index 500                       Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Overseas                        Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
PBHG Emerging Growth                     PBHG Insurance Series Fund, Inc.               Pilgrim Baxter & Associates, Ltd.
T. Rowe Price Equity Income              T. Rowe Price Equity Series, Inc.              T. Rowe Price Associates, Inc.

     Premiums allocated to an Investment Account of the Variable Account will increase or decrease in dollar value depending on the investment performance of the corresponding murual fund portfolio in which the Investment Account invests. These amounts are not guaranteed. In the alternative, a Contract Owner may allocate premiums to AUL's Fixed Account. Such allocations will earn interest at rates that are paid by AUL as described in "The Fixed Account."

     This Prospectus concisely sets forth information about the Contracts and the Variable Account that a prospective investor should know before investing. Certain additional information is contained in a "Statement of Additional Information," dated December 31, 1998, which has been filed with the Securities and Exchange Commission (the "SEC"). The Statement of Additional Information is incorporated by reference into this Prospectus. A prospective investor may obtain a copy of the Statement of Additional Information without charge by calling or writing to AUL at the telephone number or address indicated above. The table of contents of the Statement of Additional Information is located at the end of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any represention to the contrary is a criminal offense.

     This prospectus should be accompanied by the current prospectuses for the fund or funds being considered. Each of these prospectuses should be read carefully and retained for future reference.

                The date of this Prospectus is December 31, 1998.

                                TABLE OF CONTENTS
Description                                                Page
-----------                                                ----

DEFINITIONS.............................................    3-4

SUMMARY.................................................    5-6
  Purpose of the Contracts..............................      5
  Types of Contracts....................................      5
  The Variable Account and the Funds....................      5
  Summary of the Fixed Account..........................      5
   Market Value Adjusted Fixed Acount...................
   Non-Market Value Adjusted Fixed Account..............
   Enhanced Averaging Fixed Account.....................
  Premiums..............................................      5
  Right to Examine......................................
  Transfers.............................................      5
  Charges...............................................
  Distributions.........................................
   Withdrawals..........................................      6
   Loan Privileges......................................
   The Death Benefit....................................      6
  Initial Dollar Cost Averaging Program.................
  Ongoing Dollar Cost Averaging Program.................
  Portfolio Rebalancing.................................
  Contacting AUL........................................      6

EXPENSE TABLE...........................................    6-9

PERFORMANCE OF THE INVESTMENT
ACCOUNTS................................................  11-12

INFORMATION ABOUT AUL, THE VARIABLE
ACCOUNT, AND THE FUNDS..................................  12-15
  American United Life Insurance Company(R).............     12
  Variable Account......................................     12
  The Funds.............................................     13
  AUL American Series Fund, Inc.........................     13
   AUL American Equity Portfolio........................     13
   AUL American Bond Portfolio..........................     13
   AUL American Money Market Portfolio..................     13
   AUL American Managed Portfolio.......................     13
  Alger American Fund...................................     14
   Alger American Growth Portfolio......................     14
  American Century Variable Portfolios, Inc.............     14
   VP Capital Appreciation Portfolio....................     14
   VP International Portfolio...........................     14
  Calvert Variable Series...............................     14
   Calvert Social Mid Cap Growth Fund ..................     14
  Fidelity Variable Insurance Products Fund.............     14
   Equity-Income Portfolio..............................     14
   Growth Portfolio.....................................     14
   High Income Portfolio................................     14
   Overseas Portfolio...................................     14
  Fidelity Variable Insurance Products Fund II..........     14
   Asset Manager Portfolio..............................     14
   Contrafund Portfolio.................................     14
   Index 500 Portfolio..................................     14
  PBHG Insurance Series Fund, Inc.......................     15
   Growth II Portfolio..................................     15
   Technology & Communications Portfolio................     15
  T. Rowe Price Equity Series, Inc......................     15
   T. Rowe Price Equity Income..........................     15

THE CONTRACTS...........................................     15
  General...............................................     15

PREMIUMS AND CONTRACT VALUES
DURING THE ACCUMULATION PERIOD..........................  15-17
  Application for a Contract............................     15
  Premiums under the Contracts..........................     15
  Right to Examine......................................     16
  Allocation of Premiums................................     16
  Transfers of Account Value............................     16
  Dollar Cost Averaging Program.........................     16
   Initial Dollar Cost Averaging Program................
   Ongoing Dollar Cost Averaging Program................
  Portfolio Rebalancing.................................
  Contract Owner's Variable Account Value...............     17
   Accumulation Units...................................     17
   Accumulation Unit Value..............................     17
   Net Investment Factor................................     17

CHARGES AND DEDUCTIONS..................................  18-19
  Premium Tax Charge....................................
  Withdrawal Charge.....................................
  Mortality and Expense Risk Charge.....................
  Administrative Fee....................................
  Rider Charges.........................................
  Other Charges.........................................
  Variations in Charges.................................
  Guarantee of Certain Charges..........................
  Expenses of the Funds.................................

DISTRIBUTIONS...........................................
  Cash Withdrawals......................................     18
  Loan Privileges.......................................
  Death Proceeds Payment Provisions.....................     18
   Death of the Owner...................................
   Death of the Annuitant...............................
  Payments from the Variable Account....................     19
  Annuity Period........................................
   General..............................................
   Fixed Payment Annuity................................
   Variable Payment Annuity.............................
   Payment Options......................................
   Selection of an Option...............................

THE FIXED ACCOUNT.......................................  21-22
  Summary of the Fixed Account..........................
   Non-Market Value Adjusted Fixed Account..............
   Market Value Adjusted Fixed Account..................
   Enhanced Averaging Fixed Account.....................
  Withdrawals...........................................     22
  Transfers.............................................     22
  Contract Charges......................................     22
  Payments from the Fixed Account(s)....................     22

MORE ABOUT THE CONTRACTS................................  22-23
  Designation and Change of Beneficiary.................     22
  Assignability.........................................     23
  Proof of Age and Survival.............................     23
  Misstatements.........................................     23
  Acceptance of New Premiums............................     23
  Optional Benefits.....................................

FEDERAL TAX MATTERS.....................................  23-26
  Introduction..........................................     23
  Diversification Standards.............................     23
  Taxation of Annuities in General-
   Non-Qualified Plans..................................     23
  Additional Considerations.............................     24
  Qualified Plans.......................................     25
  Qualified Plan Federal Taxation Summary...............
  403(b) Programs-Constraints on Withdrawals............     26
  403(b) Programs-Loan Privileges.......................

OTHER INFORMATION.......................................  26-27
  Voting of Shares of the Funds.........................     26
  Substitution of Investments...........................     27
  Changes to Comply with Law and Amendments.............     27
  Reservation of Rights.................................     27
  Periodic Reports......................................     27
  Legal Proceedings.....................................     27
  Legal Matters.........................................     27
  Financial Statements..................................     27

YEAR 2000 ISSUES AND READINESS..........................     28

PERFORMANCE INFORMATION ................................     28

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF CONTENTS...........................     29

                                   DEFINITIONS

Various terms commonly used in this Prospectus are defined as follows:

403(b) PLAN - An arrangement by a public school organization or an organization that is described in Section 501(c)(3) of the Internal Revenue Code, including certain charitable, educational and scientific organizations, under which employees are permitted to take advantage of the Federal income tax deferral benefits provided for in Section 403(b) of the Internal Revenue Code.

408 or 408A PLAN - A plan of individual retirement accounts or annuities, including a simplified employee pension plan, SIMPLE IRA or Roth IRA plan established by an employer, that meets the requirements of Section 408 or 408Aof the Internal Revenue Code.

457 PLAN - A plan established by a unit of a state or local government or a tax-exempt organization under Section 457 of the Internal Revenue Code.

ACCOUNT VALUE - The total of a Contract Owner's interest in the Variable Account, the Fixed Account(s) and the Loan Account. Initially, it is equal to the initial premium less any applicable premium tax and thereafter will reflect the net result of premiums, investment experience, charges deducted, and any partial withdrawals taken.

ACCUMULATION PERIOD - The period starting on the Contract Date and ending when the Contract is terminated, either through surrender, withdrawal(s), annuitization, payment of charges, payment of the death benefit, or a combination thereof.

ACCUMULATION UNIT - A unit of measure used to record amounts of increases to, decreases from, and accumulations in the Investment Accounts of the Variable Account during the Accumulation Period.

ANNUITANT - The person or persons on whose life annuity payments depend.

ANNUITY - A series of payments made by AUL to an Annuitant or Beneficiary during the period specified in the Annuity Option.

ANNUITY DATE - The first day of any month in which an annuity begins under a Contract, which shall not be later than the required beginning date under applicable federal requirements.

ANNUITY OPTIONS - Options under a Contract that prescribe the provisions under which a series of annuity payments are made to an Annuitant, contingent Annuitant, or Beneficiary.

ANNUITY PERIOD - The period during which annuity payments are made.

ASSUMED INTEREST RATE (AIR) - The investment rate built into the Variable Payment Annuity table used to determine the first annuity payment.

AUL - American United Life Insurance Company(R).

BENEFICIARY - The person having the right to receive the death proceeds, if any, payable upon the death of the Contract Owner during the Accumulation Period, and the person having the right to benefits, if any, payable upon the death of an Annuitant during the Annuity Period under any Annuity Option other than a survivorship option (i.e., Option 3-under which the contingent Annuitant has the right to benefits payable upon the death of an Annuitant).

BUSINESS DAY - A day on which AUL's Home Office is customarily open for business. Traditionally, in addition to federal holidays, AUL is not open for business on the day after Thanksgiving and either the day before or after Christmas or Independence Day.

CONTRACT ANNIVERSARY - The yearly anniversary of the Contract Date.

CONTRACT DATE - The date shown as the Contract Date in a Contract. It will not be later than the date the initial premium is accepted under a Contract, and it is the date used to determine Contract Months, Contract Years, and Contract Anniversaries.

CONTRACT OWNER OR OWNER - The person entitled to the ownership rights under the Contract and in whose name the Contract is issued. A trustee or custodian may be designated to exercise an Owner's rights and responsibilities under a Contract in connection with a retirement plan that meets the requirements of Section 401 or 408 of the Internal Revenue Code. An administrator, custodian, or other person performing similar functions may be designated to exercise an Owner's responsibilities under a Contract in connection with a 403(b) or 457 Program. The term "Owner," as used in this Prospectus, shall include, where appropriate, such a trustee, custodian, or administrator.

CONTRACT YEAR - A period beginning with one Contract Anniversary, or, in the case of the first Contract Year, beginning on the Contract Date, and ending the day before the next Contract Anniversary.

DEATH PROCEEDS - The amount payable to the Beneficiary by reason of the death of the Annuitant or Owner during the Accumulation Period in accordance with the terms of the Contract.

EMPLOYEE BENEFIT PLAN - A pension or profit sharing plan established by an Employer for the benefit of its employees and which is qualified under Section 401 of the Internal Revenue Code.

FIXED ACCOUNT - An account that is part of our General Account, and is not part of or dependent on the investment performance of the Variable Account.

FIXED ACCOUNT VALUE - The total value under a Contract allocated to any of the Fixed Account(s).

FUNDS - AUL American Series Fund, Inc., which offers the Equity, Bond, Money Market, Managed, and Tactical Asset Allocation Portfolios; Calvert Variable Series, which offers the Calvert Social Mid Cap Growth Fund; Alger American Fund, which offers the Alger American Growth Portfolio; American Century Variable Portfolios, Inc. which offers the VP Capital Appreciation and VP International Portfolios; Fidelity Variable Insurance Products Fund ("VIP"), which offers the Equity-Income, Growth, High Income and Overseas Portfolios; Fidelity Variable Insurance Products Fund II ("VIP II"), which offers the Asset Manager, Contrafund, and Index 500 Portfolios; PBHG Insurance Series Fund, Inc., which offers the Growth II and the Technology & Communications Portfolios; and
T. Rowe Price Equity Series, Inc., which offers the T. Rowe Price Equity Income Portfolio. Each of the Funds is a diversified, open-end management investment company commonly referred to as a mutual fund, or a portfolio thereof.

GENERAL ACCOUNT - All assets of AUL other than those allocated to the Variable Account or to any other separate account of AUL.

GUARANTEE PERIOD - The period of time in years that the interest rate on an MVA Fixed Account is guaranteed. Guaranteed Periods may be 1, 3, 5, 7, or 10 years in length or other duration offered from time to time by AUL.

HOME OFFICE - The Variable Products Service Office at AUL's principal business office, One American Square, Indianapolis, Indiana 46282.

HR-10 PLAN - An Employee Benefit Plan established by a self-employed person in accordance with Section 401 of the Internal Revenue Code. Investment Account - A sub-account of the Variable Account that invests in shares of one of the Funds.

INVESTMENT ACCOUNTS - One or more of the subdivisions of the Separate Account. Each Investment Account is invested in a corresponding Portfolio of a particular mutual fund.

LOAN ACCOUNT - A portion of the Account Value which is collateral for loan amounts.

MARKET VALUE ADJUSTMENT - An upward or downward adjustment in the value of an MVA Fixed Account if withdrawals or transfers are made prior to the expiration of the Guarantee Period.

MVA FIXED ACCOUNT - A subaccount of the Fixed Account, having a particular Guarantee Period, and subject to a Market Value Adjustment.

NET ACCOUNT VALUE - Account Value less outstanding loan and loan interest.

NET PURCHASE PAYMENTS - The premiums paid less any applicable premium tax.

PREMIUMS - The amounts paid to AUL as consideration for the Contract. In those states that require the payment of premium tax upon receipt of a premium by AUL, the term "premium" shall refer to the amount received by AUL net of the amount deducted for premium tax.

PROPER NOTICE - Notice that is received at our Home Office in a form that is acceptable to Us.

SEPARATE  ACCOUNT - AUL American  Individual  Variable  Annuity Unit Trust.  The
Separate Account is segregated into several Investment Accounts each of which invests in a corresponding mutual fund portfolio.

VALUATION DATE - Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open for trading and we are open for business. Traditionally, in addition to federal holidays, AUL is not open for business on the day after Thanksgiving and either the day before or after Christmas or Independence Day.

VALUATION PERIOD - The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT - The Account Value of this Contract which is invested in one or more Investment Accounts.

                                     SUMMARY

     This summary is intended to provide a brief overview of the more significant aspects of the Contract. Later sections of this Prospectus, the Statement of Additional Information, and the Contract provide further detail. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contract involving the Variable Account. The pertinent Contract and "The Fixed Account" section of this Prospectus briefly describe the Fixed Account.

PURPOSE OF THE CONTRACTS

     AUL offers the individual variable annuity contracts ("Contracts") described in this Prospectus for use in connection with taxable contribution retirement plans and deferred compensation plans for individuals (collectively "non-Qualified Plans"). AUL also offers the Contracts for use by individuals in connection with retirement plans that meet the requirements of Sections 401, 403(b), 457, 408 or 408A of the Internal Revenue Code, using pre-tax conributions (collectively "Qualified Plans"). A Contract presents a dynamic concept in retirement planning designed to give Contract Owners flexibility in attaining investment goals. A Contract provides for the accumulation of values on a variable basis, a fixed basis, or both, and provides several options for fixed and variable annuity payments. During the Accumulation Period, a Contract Owner can allocate premiums to the various Investment Accounts of the Variable Account or to the Fixed Account. See "The Contracts."

     Investors should carefully consider the tax benefits and disadvantages of a Contract, and should consult a tax advisor. The tax benefits can be important for investors seeking retirement income. The Contract may be disadvantageous for those who do not plan to use the Contract as a source of retirement income. The tax treatment may not be important for investors using the Contract in connection with certain Qualified Plans. Investors should also consider the investment and annuity benefits offered by the Contracts.

THE VARIABLE ACCOUNT AND THE FUNDS

     AUL will allocate premiums designated to accumulate on a variable basis to the Variable Account. See "Variable Account." The Variable Account is currently divided into subaccounts referred to as Investment Accounts. Each Investment Account invests exclusively in shares of one of the portfolios of the following mutual funds:

Investment Account and                   Mutual Fund                                    Investment Adviser
 Corresponding Mutual Fund Portfolio

AUL American Equity                      AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Bond                        AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Managed                     AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
AUL American Money Market                AUL American Series Fund, Inc.                 American United Life Insurance Company(R)
Alger American Growth                    Alger American Fund                            Fred Alger & Company
American Century VP International        American Century Variable Portfolios, Inc.     American Century Investment Management, Inc.
American Century Ultra                   American Century Mutual Funds, Inc.            American Century Investment Management, Inc.
Fidelity Asset Manager                   Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Contrafund                      Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Equity-Income                   Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity Growth                          Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity High Income                     Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity Index 500                       Fidelity Variable Insurance Products Fund II   Fidelity Management & Research Company
Fidelity Overseas                        Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
PBHG Emerging Growth                     PBHG Insurance Series Fund, Inc.               Pilgrim Baxter & Associates, Ltd.
T. Rowe Price Equity Income              T. Rowe Price Equity Series, Inc.              T. Rowe Price Associates, Inc.

     Each of the Funds has a different investment objective. A Contract Owner may allocate premiums to one or more of the Investment Accounts available under a Contract. Premiums allocated to a particular Investment Account will increase or decrease in dollar value depending upon the investment performance of the corresponding mutual fund portfolio in which the Investment Account invests. These amounts are not guaranteed. The Contract Owner bears the investment risk for amounts allocated to an Investment Account of the Variable Account.


                            SUMMARY OF FIXED ACCOUNT

     A Contract Owner may allocate premiums to one of several fixed accounts which are part of AUL's general account. The Contracts will offer either Market Value Adjusted (MVA) fixed accounts or a non-MVA fixed account. The MVA Fixed Account(s) may not be available in all states. The Contracts will also offer an Enhanced Averaging Fixed Account in all states as a part of the dollar cost averaging program.

Market Value Adjusted Fixed Account

     Market Value Adjusted Fixed Accounts provide a guaranteed rate of interest over five different maturity durations: one (1), three (3), five (5), seven (7) or ten (10) years. AUL will credit the Fixed Account the declared interest rate for the duration selected unless a distribution from the Market Value Adjusted Fixed Account occurs for any reason. If such a distribution occurs, AUL will subject the proceeds to a market value adjustment, resulting in either an increase or decrease in the value of the distributed proceeds, depending on interest rate fluctuations. No market value adjustment will be applied to a Market Value Adjusted Fixed Account if the allocations are held until maturity. In that case, the Market Value Adjusted Fixed Account will be credited the declared rate for the duration selected. A Contract Owner must allocate a minimum amount of $1,000 to a Market Value Adjusted Fixed Account. MARKET VALUE ADJUSTED FIXED ACCOUNTS ARE NOT AVAILABLE IN ALL STATES.

Non-Market Value Adjusted Fixed Accounts

     A Contract Owner may allocate premiums to the Non-Market Value Adjusted (non-MVA) Fixed Account only where MVA Fixed Accounts are not available. The non-MVA Fixed Account is part of AUL's General Account. Amounts allocated to the non-MVA Fixed Account earn interest at rates periodically determined by AUL. Generally, any current rate that exceeds the guaranteed rate will be effective for the Contract for a period of at least one year. These rates are guaranteed to be at least an effective annual rate of 3%.

Enhanced Averaging Fixed Account

     A Contract Owner may allocate premiums in the first Contract Year to the Enhanced Averaging Fixed Account. Within one year after deposit, a Contract Owner must transfer these allocations to other Investment Accounts. AUL will recalculate, each month, the amounts it will transfer out of the Enhanced Averaging Fixed Account. This procedure ensures that the entire balance of the Enhanced Averaging Fixed Account will be transferred within the one year timeframe. Amounts allocated to the Enhanced Averaging Fixed Account earn interest at rates periodically determined by AUL. AUL guarantees these rates to be at least an effective annual rate of 3%. The Enhanced Averaging Fixed Account is only available in the first contract year and requires an initial deposit of $10,000 therein.

PREMIUMS

     The Contract Owner may vary premiums in amount and frequency. However, the minimum premium payment is $50.

Right to Examine

     The Contract Owner has the right to return the Contract for any reason within ten days of receipt (or a longer period if required by state law). If the Contract Owner exercises this right, AUL will treat the Contract as void from its inception. AUL will refund to the Contract Owner the Account Value plus any amounts deducted for premium taxes. The Contract Owner bears the investment risk prior to the Company's receipt of request for cancellation. AUL will refund the premium paid in those states where required by law and for all individual retirement annuities.

TRANSFERS

     A Contract Owner may transfer his or her Variable Account Value among the available Investment Accounts or to any of the available Fixed Accounts at any time during the Accumulation Period. The Contract Owner may transfer part of his or her Fixed Account Value to one or more of the available Investment Accounts during the Accumulation Period, subject to certain restrictions. The minimum transfer amount from any one Investment Account or from the Fixed Account is $500. If the Contract

Value in an Investment Account or the Fixed Account prior to a transfer is less than $500, then the minimum transfer amount is the Contract Owner's remaining Account Value in that account. If, after any transfer, the remaining Account Value in an Investment Account or in the Fixed Account would be less than $500, then AUL will treat that request as a request for a transfer of the entire Contract Value.

     Amounts transferred from the non-MVA Fixed Account to an Investment Account cannot exceed 20% of the Owner's non-MVA Fixed Account Value as of the beginning of that Contract Year. See "Transfers of Account Value."

CHARGES

     AUL will deduct certain charges in connection with the operation of the Contracts and the Variable Account. These charges include a mortality and expense risk charge, a premium tax charge, and an annual contract fee. In addition, the Funds pay investment advisory fees and other expenses. For further information on these charges and expenses, see "Charges and Deductions."


Distributions

Withdrawals

     The Contract Owner may surrender or take a partial withdrawal from the Account Value at any time before the Annuity Date. Withdrawals and surrender are subject to the limitations under any applicable Qualified Plan and applicable law. The minimum withdrawal amount is $200.


     Certain retirement programs, such as 403(b) Programs, are subject to constraints on withdrawals and full surrenders. See "403(b) Programs-Constraints on Withdrawals." See "Cash Withdrawals" for more information, including the possible charges and tax consequences of full and partial withdrawals.

Loan Privileges

     Prior to the annuity date, the owner of a contract qualified under Section 403(b) may take a loan from the Account Value subject to the terms of the Contract. The Plan and the Internal Revenue Code may impose restrictions on loans.

THE DEATH BENEFIT

     If a Contract Owner dies during the Accumulation Period, AUL will pay a death benefit to the Beneficiary. The amount of the death benefit is equal to the Death Proceeds. A death benefit will not be payable if the Contract Owner dies on or after the Annuity Date, except as may be provided under the Annuity Option elected. See "The Death Proceeds" and "Annuity Options."

Initial Dollar Cost Averaging Program

     Beginning within the first contract year, owners who wish to purchase units of an Investment Account over a one year period may do so through the Initial Dollar Cost Averaging ("Initial DCA") Program. Under the Initial DCA Program, the Contract Owner authorizes AUL to transfer an amount from the Enhanced Averaging Fixed Account into one or more other Investment Accounts. AUL recalculates the transfer amount each month to ensure that the entire balance of the Enhanced Averaging Fixed Account is transferred within the one year timeframe. The unit values are determined on the dates of the transfers. These transfers will continue automatically over a 12 month period. To participate in the Program, AUL requires a minimum deposit of $10,000 into the Enhanced
Averaging Fixed Account. For further information, see the explanation under "Dollar Cost Averaging Program."

Ongoing Dollar Cost Averaging Program

     At any time, the Contract Owner may purchase units of an Investment Account over a period of time through the Ongoing Dollar Cost Averaging (Ongoing DCA) Program. Under the Ongoing DCA Program, the Contract Owner authorizes AUL to transfer a specific dollar amount from the AUL American Money Market Investment Account into one or more other Investment Accounts at the unit values determined on the dates of the transfers. These transfers will continue automatically until AUL receives notice to discontinue the Program, or until there is not enough money in the AUL Money Market Investment Account to continue the Program. To participate in the Program, AUL requires a minimum deposit of $10,000 into the AUL Money Market Investment Account. For further information, see the explanation under "Dollar Cost Averaging Program."

Portfolio Rebalancing Program

     The Contract Owner may elect to automatically adjust his or her investment account balances consistent with the allocation most recently requested. AUL can do this on a monthly, quarterly, or annual basis from the date on which the Portfolio Rebalancing Program commences.

CONTACTING AUL

     Individuals should direct all written requests, notices, and forms required under the Contracts, and any questions or inquiries to AUL's Variable Products Office at the address and phone number shown in the front of this Prospectus.

                                  EXPENSE TABLE

     The purpose of the following table is to assist investors in understanding the various costs and expenses that Contract Owners bear directly and indirectly. The table reflects expenses of the Variable Account as well as the Funds. Expenses of the Variable Account shown under "Contract Owner Transaction Expenses" and "Variable Account Annual Expenses" are fixed and specified under the terms of the Contract. Expenses of the Funds as shown under "Fund Annual Expenses" are not fixed or specified under the terms of the Contract, and may vary from year to year. The fees in this expense table have been provided by the Funds and have not been independently verified by AUL. The table does not reflect AUL's charges for premium taxes that may be imposed by various jurisdictions. See "Premium Tax Charge." The information contained in the table is not generally applicable to amounts allocated to the Fixed Account or to annuity payments under an Annuity Option.

     For a complete description of a Contract's costs and expenses, see "Charges and Deductions." For a more complete description of the Funds' costs and expenses, see the Funds' Prospectuses.

CONTRACT OWNER TRANSACTION EXPENSES

    This contract does not assess any sales charges (also referred to as "Withdrawal Charges.")

Annual Contract Fee

Maximum administrative fee (per year)(1) .....................................................................$30


Variable Account Expenses (as an equivalent annual percentage of the average account value)(2)
    Standard Individual Deferred Variable Annuity
         Mortality and expense risk fee..........................................................1.45% yrs 1 - 10
                                       ..........................................................1.35% yrs 11+

Optional Rider Expenses (as an equivalent annual percentage of average account value)(3)
     Enhanced Death Benefit Rider Option....................................................................0.15%
     Enhanced Death Benefit and Guaranteed Minimum Income Benefit Rider Option..............................0.45%

       FUND ANNUAL EXPENSES (as a percentage of net assets of each Fund)
                                                                     Management/              Other               Total Fund
Portfolio                                                            Advisory Fee             Expenses          Annual Expenses
---------                                                            ------------             --------          ---------------

AUL American Series Fund, Inc.
  Equity Portfolio                                                   0.50%(4)                 0.16%                  0.66%
  Bond Portfolio                                                     0.50%(4)                 0.17%                  0.67%
  Managed Portfolio                                                  0.50%(4)                 0.17%                  0.67%
  Money Market Portfolio                                             0.50%(4)                 0.16%                  0.66%
  Tactical Asset Allocation Portfolio                                0.68%(4)                 0.32%                  1.00%
Alger American Fund
  Alger American Growth Portfolio                                    0.75%                    0.04%                  0.79%
American Century Variable Portfolios, Inc.
  American Century VP Capital Appreciation                           1.00%                    0.00%                  1.00%
  American Century VP International                                  1.50%                    0.00%                  1.50%
Calvert Variable Series:
  Calvert Social Mid Cap Growth Portfolio                            0.90%(5)                 0.15%                  1.05%
Fidelity Variable Insurance Products Fund
  Equity-Income Portfolio                                            0.50%                    0.08%                  0.58%(6)
  Growth Portfolio                                                   0.60%                    0.09%                  0.69%(6)
  High Income Portfolio                                              0.59%                    0.12%                  0.71%
  Overseas Portfolio                                                 0.75%                    0.17%                  0.92%(6)
Fidelity Variable Insurance Products Fund II
  Asset Manager Portfolio                                            0.55%                    0.10%                  0.65%(6)
  Contrafund Portfolio                                               0.60%                    0.11%                  0.71%(6)
  Index 500 Portfolio                                                0.24%                    0.04%                  0.28%(7)
PBHG Insurance Series Fund, Inc.
  Growth II Portfolio                                                0.00%                    1.20%                  1.20%
  Technology & Communications Portfolio                              0.00%                    1.20%                  1.20%
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income                                        0.85%                    0.00%                  0.85%

     (1)The annual contract fee may be less than $30.00 per year, based on the Owner's Account Value. The maximum charge imposed will be the lesser of 2% of the Owner's Account Value or $30.00 per year. The administrative charge is waived if the Account Value equals or exceeds $50,000 on a Contract Anniversary.

     (2)The Variable Account expenses set forth apply exclusively to allocations made to the Investment Account(s) of the Variable Account. Such charges do not apply to, and will not be assessed against, allocations made to the Fixed Account(s). The total Variable Account expenses shown include the Standard Contractual Death Benefit (See Death Proceeds Payment Provisions). The Variable Account expenses are deducted from the Account Value on a monthly basis.

     (3)At the time of application, the applicant may choose any of the Enhanced Benefit riders in lieu of receiving the Standard Contractual Death Benefit option and no Enhanced Living Benefits. Should the applicant choose a Rider Option, the Company will deduct an additional charge equal to the rates shown above, of the daily asset value of the Variable Account. (4)At the time of application, the applicant may choose any of the optional benefit riders which may be attached to the Enhanced Individual Deferred Variable Annuity. Should the applicant choose an Optional Rider, the Company will deduct the appropriate rider charge from the Account Value on a monthly basis.

     (4)AUL has currently agreed to waive its advisory fee if the ordinary expenses of a Portfolio exceed 1% and, to the extent necessary, assume any expenses in excess of its advisory fee so that the expenses of each Portfolio, including the advisory fee but excluding extraordinary expenses, will not exceed 1% of the Portfolio's average daily net asset value per year. The Adviser may terminate the policy of reducing its fee and/or assuming Fund expenses upon 30 days written notice to the Fund and such policy will be terminated automatically by the termination of the Investment Advisory Agreement.

     (5)The figures above are based on expenses for fiscal year 1997, and have been restated to reflect an increase in transfer agency expenses of 0.01% for the Portfolio expected to be incurred in 1998. Management and Advisory Expenses includes a performance adjustment, which depending on performance, could cause the fee to be as high as 0.95% or as low as 0.85%. The performance adjustment is proposed to be eliminated if approved by a vote of shareholders, expected in late February 1999. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again, restated) would be 0.97%. Management and Advisory expenses for the Portfolio include an administrative service fee of 0.10%, paid to Advisor's affiliate.

     (6) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.57% for the VIP Equity-Income Portfolio, 0.67% for the VIP Growth Portfolio, 0.90% for the VIP Overseas Portfolio, 0.64% for the VIP II Asset Manager portfolio, and 0.68% for the VIP II Contrafund portfolio.

     (7) Fidelity Management & Research Company agreed to reimburse a portion of VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been 0.27%, 0.13%, and 0.40% respectively for VIP II Index 500 Portfolio.


EXAMPLES  (for any Investment Account)

     The following examples show expenses that a Contract Owner would pay at the end of one, three, five, or ten years if at the end of those time periods, the Contract is (1) surrendered, (2) annuitized, or (3) not surrendered or annuitized. The information below represents expenses on a $1,000 premium and assumes a 5% return per year. For a Contract that is surrendered, and for a Contract that is annuitized, the example shows expenses for No Load Flexible Premium Contracts. Column (2) reflects an assumption that a life annuity or survivorship annuity is elected. These examples should not be considered a representation of past or future expenses. Because Fund expenses may vary, actual expenses may be greater or less than those shown. The assumed 5% return is hypothetical and should not be considered a representation of past or future returns, which may be greater or less than the assumed amount.

                                     (1) If Your Contract                     (2) If your Contract              (3) If your Contract
                                        is Surrendered                            is Annuitized                is not Surrendered or
                                                                                                                     Annuitized

                               No Load Flexible                               No Load Flexible                      No Load Flexible
                               Premium Contracts                              Premium Contracts                    Premium Contracts
                               -----------------                              -----------------                    -----------------
Investment Account
------------------

AUL American Equity
1 year                             $ 24.39                                 $ 24.39                                    $ 24.39
3 years                              74.80                                   74.80                                      74.80
5 years                             127.47                                  127.47                                     127.47
10 years                            269.95                                  269.95                                     269.95

AUL American Bond
1 year                               24.50                                   24.50                                      24.50
3 years                              75.13                                   75.13                                      75.13
5 years                             128.03                                  128.03                                     128.03
10 years                            271.06                                  271.06                                     271.06


AUL American Managed
1 year                               24.50                                   24.50                                      24.50
3 years                              75.13                                   75.13                                      75.13
5 years                             128.03                                  128.03                                     128.03
10 years                            271.06                                  271.06                                     271.06

AUL American Money Market
1 year                               24.39                                   24.39                                      24.39
3 years                              74.80                                   74.80                                      74.80
5 years                             127.47                                  127.47                                     127.47
10 years                            269.95                                  269.95                                     269.95

Alger American Growth
1 year                               25.71                                   25.71                                      25.71
3 years                              78.76                                   78.76                                      78.76
5 years                             134.08                                  134.08                                     134.08
10 years                            283.15                                  283.15                                     283.15

American Century VP Capital Appreciation
1 year                               27.79                                   27.79                                      27.79
3 years                              84.99                                   84.99                                      84.99
5 years                             144.44                                  144.44                                     144.44
10 years                            303.65                                  303.65                                     303.65

American Century VP International
1 year                               32.78                                   32.78                                      32.78
3 years                              99.82                                   99.82                                      99.82
5 years                             168.89                                  168.89                                     168.89
10 years                            351.06                                  351.06                                     351.06

Calvert Social Mid Cap Growth
1 year                               28.30                                   28.30                                      28.30
3 years                              86.52                                   86.52                                      86.52
5 years                             146.97                                  146.97                                     146.97
10 years                            308.62                                  308.62                                     308.62

                                       8

Examples  (for any Investment Account) (continued)
                                     (1) If Your Contract                     (2) If your Contract              (3) If your Contract
                                        is Surrendered                            is Annuitized                is not Surrendered or
                                                                                                                     Annuitized

                               No Load Flexible                               No Load Flexible                      No Load Flexible
                               Premium Contracts                              Premium Contracts                    Premium Contracts
                               -----------------                              -----------------                    -----------------
Investment Account
------------------

Fidelity VIP Equity-Income
1 year                             $ 23.59                                 $ 23.59                                    $ 23.59
3 years                              72.37                                   72.37                                      72.37
5 years                             123.42                                  123.42                                     123.42
10 years                            261.80                                  261.80                                     261.80

Fidelity VIP Growth
1 year                               24.68                                   24.68                                      24.68
3 years                              75.68                                   75.68                                      75.68
5 years                             128.94                                  128.94                                     128.94
10 years                            272.90                                  272.90                                     272.90

Fidelity VIP High Income
1 year                               24.90                                   24.90                                      24.90
3 years                              76.34                                   76.34                                      76.34
5 years                             130.05                                  130.05                                     130.05
10 years                            275.11                                  275.11                                     275.11

Fidelity VIP Overseas
1 year                               26.99                                   26.99                                      26.99
3 years                              82.59                                   82.59                                      82.59
5 years                             140.45                                  140.45                                     140.45
10 years                            295.79                                  295.79                                     295.79

Fidelity VIP II Asset Manager
1 year                               24.28                                   24.28                                      24.28
3 years                              74.47                                   74.47                                      74.47
5 years                             126.92                                  126.92                                     126.92
10 years                            268.85                                  268.85                                     268.85

Fidelity VIP II Contrafund
1 year                               25.01                                   25.01                                      25.01
3 years                              76.67                                   76.67                                      76.67
5 years                             130.60                                  130.60                                     130.60
10 years                            276.21                                  276.21                                     276.21

Fidelity VIP II Index 500
1 year                               20.58                                   20.58                                      20.58
3 years                              63.27                                   63.27                                      63.27
5 years                             108.14                                  108.14                                     108.14
10 years                            230.76                                  230.76                                     230.76

PBHG Growth II
1 year                               29.80                                   29.80                                      29.80
3 years                              90.97                                   90.97                                      90.97
5 years                             154.34                                  154.34                                     154.34
10 years                            323.00                                  323.00                                     323.00

PBHG Technology & Communications
1 year                               29.80                                   29.80                                      29.80
3 years                              90.97                                   90.97                                      90.97
5 years                             154.34                                  154.34                                     154.34
10 years                            323.00                                  323.00                                     323.00

T. Rowe Price Equity Income
1 year                               26.29                                   26.29                                      26.29
3 years                              80.51                                   80.51                                      80.51
5 years                             137.00                                  137.00                                     137.00
10 years                            288.95                                  288.95                                     288.95

                     PERFORMANCE OF THE INVESTMENT ACCOUNTS

     The following tables present the return on investment for each of the Investment Accounts. Though the Contracts were not offered prior to the date of this prospectus, the tables present hypothetical information of the results, based on the performance of the Funds, that would have been achieved if the Contracts had been held for the periods presented. The return on investment represents a change in an Accumulation Unit allocated to an Investment Account and takes into account Variable Account charges such as the mortality and expense risk charge. The return on investment figures (excluding charges) do not reflect the deduction of a pro rata portion of the administrative charge. The return on investment figures in the second table (including charges) reflects the deduction of a pro rata portion of the administrative charge.

                                           Performance (excluding charges) for No Load Flexible Premium Contracts

                                                             Average        Average       Average        Average
                                                             Annual         Annual        Annual         Annual        Cumulative
                                                           Return on      Return on     Return on      Return on       Return on
                               Inception     Inception     Investment     Investment    Investment     Investment    Investment for
                                Date of       Date of       for Year     for 3 Years   for 5 Years   for lesser of   lesser of 10
                                Mutual      Investment       ending         ending        ending       10 Years or   Years or Since
Investment Account               Fund         Account       12/31/97       12/31/97      12/31/97    Since Inception   Inception
------------------               ----         -------       --------       --------      --------    ---------------   ---------

AUL American Equity             4/10/90    04/30/99         27.72%         20.88%         15.12%         13.50%          166.25%
AUL American Bond               4/10/90    04/30/99          6.29%          7.52%          5.21%          7.08%           69.65%
AUL American Managed            4/10/90    04/30/99         19.20%         15.54%         10.89%         10.52%          116.68%
AUL American Money Market       4/10/90    04/30/99          3.42%          3.47%          2.66%          2.99%           25.62%
Alger American Growth           1/09/89    04/30/99         23.93%         23.00%         17.57%         17.46%          324.46%
American Century VP Capital
 Appreciation                  11/20/87    04/30/99         (4.65%)         5.13%          4.23%          7.13%           99.15%
American Century VP
 International                  5/01/94    04/30/99         16.93%         13.39%           n.a.          9.00%           37.22%
Calvert Social Mid Cap Growth   7/16/91    04/30/99         21.84%         21.04%         10.79%         11.47%          101.76%
Fidelity VIP Equity-Income     10/09/86    04/30/99         26.27%         23.71%         18.43%         15.05%          306.78%
Fidelity VIP Growth            10/09/86    04/30/99         21.71%         22.45%         16.31%         15.51%          323.32%
Fidelity VIP High Income        9/19/85    04/30/99         15.97%         15.71%         12.28%         11.19%          189.03%
Fidelity VIP Overseas           1/28/87    04/30/99          9.95%          9.87%         12.47%          8.04%          116.91%
Fidelity VIP II Asset Manager   9/06/89    04/30/99         18.91%         15.69%         11.36%         11.25%          142.82%
Fidelity VIP II Contrafund      1/03/95    04/30/99         22.36%           n.a.           n.a.         27.73%          108.13%
Fidelity VIP II Index 500       8/27/92    04/30/99         30.79%         28.88%         18.18%         18.16%          144.14%
PBHG Growth II                  5/01/97    04/30/99           n.a.           n.a.           n.a.          9.83%            6.47%
PBHG Technology
 & Communications               5/01/97    04/30/99           n.a.           n.a.           n.a.          4.66%            3.09%
T. Rowe Price Equity Income     3/31/94    04/30/99         27.00%         25.73%           n.a.         21.99%          110.96%

                                       11

               PERFORMANCE OF THE INVESTMENT ACCOUNTS (continued)

                                           Performance (including charges) for No Load Flexible Premium Contracts

                                                             Average        Average       Average        Average
                                                             Annual         Annual        Annual         Annual        Cumulative
                                                           Return on      Return on     Return on      Return on       Return on
                               Inception     Inception     Investment     Investment    Investment     Investment    Investment for
                                Date of       Date of       for Year     for 3 Years   for 5 Years   for lesser of   lesser of 10
                                Mutual      Investment       ending         ending        ending       10 Years or   Years or Since
Investment Account               Fund         Account       12/31/97       12/31/97      12/31/97    Since Inception   Inception
------------------               ----         -------       --------       --------      --------    ---------------   ---------

AUL American Equity             4/10/90    04/30/99         27.34%         20.55%         14.77%         13.16%          160.13%
AUL American Bond               4/10/90    04/30/99          5.97%          7.20%          4.89%          6.75%           65.75%
AUL American Managed            4/10/90    04/30/99         18.84%         15.19%         10.56%         10.19%          111.71%
AUL American Money Market       4/10/90    04/30/99          3.11%          3.16%          2.36%          2.68%           22.73%
Alger American Growth           1/09/89    04/30/99         23.56%         22.63%         17.22%         17.11%          313.16%
American Century VP Capital
 Appreciation                  11/20/87    04/30/99         (4.94%)         4.81%           3.92%         6.80%           93.25%
American Century VP
 International                  5/01/94    04/30/99         16.58%         13.05%           n.a.          8.67%           35.72%
Calvert Social Mid Cap Growth   7/16/91    04/30/99         21.47%         20.67%         10.46%         11.13%           97.88%
Fidelity VIP Equity-Income     10/09/86    04/30/99         25.89%         23.34%         18.08%         14.70%          294.73%
Fidelity VIP Growth            10/09/86    04/30/99         21.34%         22.08%         15.96%         15.16%          310.78%
Fidelity VIP High Income        9/19/85    04/30/99         15.62%         15.36%         11.94%         10.94%          180.46%
Fidelity VIP Overseas           1/28/87    04/30/99          9.62%          9.54%         12.14%          7.72%          110.48%
Fidelity VIP II Asset Manager   9/06/89    04/30/99         18.56%         15.34%         11.02%         10.91%          136.82%
Fidelity VIP II Contrafund      1/03/95    04/30/99         21.99%           n.a.           n.a.         27.35%          106.27%
Fidelity VIP II Index 500       8/27/92    04/30/99         30.40%         28.50%         17.83%         17.81%          140.25%
PBHG Growth II                  5/01/97    04/30/99           n.a.           n.a.           n.a.          0.00%            0.00%
PBHG Technology
 & Communications               5/01/97    04/30/99           n.a.           n.a.           n.a.          0.00%            0.00%
T. Rowe Price Equity Income     3/31/94    04/30/99         26.61%         25.35%           n.a.         21.62%          108.59%

           INFORMATION ABOUT AUL, THE VARIABLE ACCOUNT, AND THE FUNDS
                   AMERICAN UNITED LIFE INSURANCE COMPANY(R)

     AUL is a legal reserve mutual life insurance company existing under the laws of the State of Indiana. It was originally incorporated as a fraternal society on November 7, 1877, under the laws of the Federal government, and reincorporated under the laws of the State of Indiana in 1933. It is qualified to do business in 48 states and the District of Columbia. AUL has its principal business office located at One American Square, Indianapolis, Indiana 46282.

     AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 1997, AUL had total assets of $8,597,755,587 and a policy owners' surplus of $664,638,385.

     The principal underwriter for the Contracts is AUL, which is registered with the SEC as a broker-dealer.

VARIABLE ACCOUNT

     AUL American Individual Variable Annuity Unit Trust was established by AUL on November 11, 1998, under procedures established under Indiana law. The income, gains, or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to other income, gains, or losses of

AUL. Assets in the Variable Account attributable to the reserves and other liabilities under the Contracts are not chargeable with liabilities arising from any other business that AUL conducts. AUL owns the assets in the Variable Account and is required to maintain sufficient assets in the Variable Account to meet all Variable Account obligations under the Contracts. AUL may transfer to its General Account assets that exceed anticipated obligations of the Variable Account. All obligations arising under the Contracts are general corporate obligations of AUL. AUL may invest its own assets in the Variable Account, and may accumulate in the Variable Account proceeds from Contract charges and investment results applicable to those assets.

     The Variable Account is currently divided into sub-accounts referred to as Investment Accounts. Each Investment Account invests exclusively in shares of one of the Funds. Premiums may be allocated to one or more Investment Accounts available under a Contract. AUL may in the future establish additional Investment Accounts of the Variable Account, which may invest in other securities, mutual funds, or investment vehicles.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Variable Account or of AUL.

THE FUNDS

     Each of the Funds is a diversified, open-end management investment company commonly referred to as a mutual fund, or a portfolio thereof. Each of the Funds is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies or practices of the Fund. Each Fund has its own investment objective or objectives and policies. The shares of a Fund are purchased by AUL for the corresponding Investment Account at the Fund's net asset value per share, i.e., without any sales load. All dividends and capital gain distributions received from a Fund are automatically reinvested in such Fund at net asset value, unless otherwise instructed by AUL. AUL has entered into agreements with the Distributors/Advisers of American Century Variable Portfolios, Inc., Calvert Variable Series, Fidelity Investments, Pilgrim Baxter & Associates, and T. Rowe Price Equity Series, Inc. under which AUL has agreed to render certain services and to provide information about these funds to its Contract Owners and/or Participants who invest in these funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these funds, ranging from zero basis points until a certain level of Fund assets have been purchased to 25 basis points on the net average aggregate deposits made.

     The investment advisers of the Funds are identified on page 5. All of the investment advisers are registered with the SEC as investment advisers. The Funds offer their shares as investment vehicles to support variable annuity contracts. The advisers or distributors to certain of the Funds may advise and distribute other investment companies that offer their shares directly to the public, some of which have names similar to the names of the Funds in which the Investment Accounts invest. These investment companies offered to the public should not be confused with the Funds in which the Investment Accounts invest. the Funds are described in their prospectuses, which accompany this prospectus.

     A summary of the investment objective or objectives of each Fund is provided below. There can be no assurance that any Fund will achieve its objective or objectives. More detailed information is contained in the Prospectus for the Funds, including information on the risks associated with the investments and investment techniques of each Fund.

AUL AMERICAN SERIES FUND, INC.

AUL AMERICAN EQUITY PORTFOLIO

     The primary investment objective of the AUL American Equity Portfolio is long-term capital appreciation. The Fund seeks current investment income as a secondary objective. The Fund attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

AUL AMERICAN BOND PORTFOLIO

     The primary investment objective of the AUL American Bond Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Fund seeks to provide capital appreciation to the extent consistent with the primary objective. The Fund attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

AUL AMERICAN MANAGED PORTFOLIO

     The investment objective of the AUL American Managed Portfolio is to provide a high total return consistent with prudent investment risk. The Fund attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

AUL AMERICAN MONEY MARKET PORTFOLIO

     The investment objective of the AUL American Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Fund attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

AUL AMERICAN TACTICAL ASSET ALLOCATION PORTFOLIO

     The investment objective of the Tactical Asset Allocation Portfolio is preservation of capital and competitive investment returns. The Portfolio seeks to achieve its objective by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.

FOR ADDITIONAL INFORMATION CONCERNING AUL AMERICAN SERIES FUND, INC. AND ITS PORTFOLIOS, PLEASE SEE THE AUL AMERICAN SERIES FUND, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

ALGER AMERICAN FUND

ALGER AMERICAN GROWTH PORTFOLIO

     The Alger American Growth Portfolio is a growth portfolio that seeks to obtain long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of one billion dollars or greater.

FOR ADDITIONAL INFORMATION CONCERNING THE ALGER AMERICAN FUND AND ITS PORTFOLIO, PLEASE SEE THE ALGER AMERICAN FUND PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

VP CAPITAL APPRECIATION

     The VP Capital Appreciation Portfolio seeks capital growth by investing primarily in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the Fund's investment manager, better than average potential for appreciation. The Fund tries to stay fully invested in such securities, regardless of the movement of prices generally.

VP INTERNATIONAL

     The VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Fund will invest primarily in common stocks (defined to include depository receipts for common stocks and other equity equivalents) of such companies. Investment in securities of foreign issuers typically involves a greater degree of risk than investment in domestic securities.

FOR ADDITIONAL INFORMATION CONCERNING AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. AND ITS PORTFOLIOS, PLEASE SEE THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

CALVERT VARIABLE SERIES

CALVERT SOCIAL MID CAP GROWTH

     The  Calvert  Social Mid Cap  Growth  Portfolio  is a socially  responsible
growth  Portfolio  that  seeks  long-term  capital   appreciation  by  investing
primarily in the stock of medium sized companies. To the extent possible, investments are made in enterprises that make a significant contribution to society through their products and services and through the way they do business.

FOR ADDITIONAL INFORMATION CONCERNING CALVERT VARIABLE SERIES AND THE CALVERT SOCIAL MID CAP GROWTH PORTFOLIO, PLEASE SEE THE CALVERT VARIABLE SERIES PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

VIP EQUITY-INCOME PORTFOLIO

     The VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; the fund will also consider the potential for capital appreciation.

VIP GROWTH PORTFOLIO

     The VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio invests primarily in common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

VIP HIGH INCOME PORTFOLIO

     The VIP High Income Portfolio seeks to obtain a high level of current income by investing primarily in all types of income-producing debt securities, preferrred stocks, and convertible securities, while also considering growth of capital. These include securities commonly referred to as junk bonds, the risks of which are described in the prospectus for the Fund.

VIP OVERSEAS PORTFOLIO

     The VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

VIP II ASSET MANAGER PORTFOLIO

     The VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

VIP II CONTRAFUND

     The VIP II Contrafund Portfolio seeks capital appreciation by investing primarily in equity securities of companies whose value the investment adviser believes is not fully recognized by the public.

VIP II INDEX 500 PORTFOLIO

     The VIP II Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of a broad range of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index.

FOR ADDITIONAL INFORMATION CONCERNING FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND ("VIP") AND VARIABLE INSURANCE PRODUCTS FUND II ("VIP II") AND THEIR PORTFOLIOS, PLEASE SEE THE VIP AND VIP II PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.



PBHG INSURANCE SERIES FUNDS, INC.

PBHG GROWTH II PORTFOLIO

     The investment objective of the PBHG Growth II Portfolio seeks capital appreciation. The Portfolio normally will be invested in common stocks and convertible securities of small and medium-sized companies (market capitalization or annual revenues up to $4 billion) which, in the Adviser's opinion, have an outlook for strong earnings growth and the potential for significant capital appreciation. The PBHG Growth II Portfolio is managed by
Jeffrey A. Wrona, CFA, who is responsible for managing other mid-cap institutional accounts.

PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO

     The primary objective of the PBHG Technology & Communications Portfolio is long-term growth of capital. Current income is incidental to the Portfolio's objective. The Portfolio invests in common stocks of companies which (1) rely extensively on technology or communications in their product development or operations; (2) are experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services; and, (3) are expected to benefit from technological advances and improvement. The Portfolio is co-managed by Jeffrey Wrona, CFA and Michael Hahn, CFA.

FOR ADDITIONAL INFORMATION CONCERNING THE PBHG INSURANCE SERIES FUND, INC. AND ITS PORTFOLIOS, PLEASE SEE THE PBHG INSURANCE SERIES FUND, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.


T. ROWE PRICE EQUITY SERIES, INC.

T. ROWE PRICE EQUITY INCOME PORTFOLIO

     The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

FOR ADDITIONAL INFORMATION CONCERNING T. ROWE PRICE EQUITY SERIES, INC. AND ITS PORTFOLIO, PLEASE SEE THE T. ROWE PRICE EQUITY SERIES, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                 THE CONTRACTS

GENERAL

     The Contracts are offered for use in connection with non-tax qualified retirement plans by an individual. The Contracts are also eligible for use in connection with certain tax qualified retirement plans that meet the requirements of Sections 401, 403(b), 408 or 408A of the Internal Revenue Code. Certain Federal tax advantages are currently available to retirement plans that qualify as (1) self-employed individuals' retirement plans under Section 401, such as HR-10 Plans, (2) pension or profit-sharing plans established by an employer for the benefit of its employees under Section 401, (3) Section 403(b) annuity purchase plans for employees of public schools or a charitable, educational, or scientific organization described under Section 501(c)(3), and
(4) individual retirement accounts or annuities, including those established by an employer as a simplified employee pension plan or SIMPLE IRA plan under
Section 408, Roth IRA plan under Section 408A or (5) deferred compensation plans for employees established by a unit of a state or local government or by a tax-exempt organization under Section 457


           PREMIUMS AND ACCOUNT VALUES DURING THE ACCUMULATION PERIOD

APPLICATION FOR A CONTRACT

     Any person or, in the case of Qualified Plans, any qualified organization, wishing to purchase a Contract must submit an application and an initial premium to AUL, and provide any other form or information that AUL may require. AUL reserves the right to reject an application or premium for any reason, subject to AUL's underwriting standards and guidelines.

PREMIUMS UNDER THE CONTRACTS

     Premiums under No Load Contracts may vary at any time during the Contract Onwer's life and before the Contract's Annuity Date. Premiums for No Load Contracts may vary in amount and frequency, but each premium pyament must be at least $50. Permiums may not total more than $1 million in each of the first two Contract Years and $15,000 in any subsequent Contract Year unless otherwise agreed to by AUL.

     If the minimum premium amounts under One Year Flexible Premium Contracts are not met, AUL may, after 60 days notice, terminate the Contract and pay an amount equal to the Account Value as of the close of business on the effective date of termination. AUL may change the minimum premiums permitted under a Contract, and may waive any minimum required premium at its discretion.

     Annual premiums under any Contract purchased in connection with a Qualified Plan will be subject to maximum limits imposed by the Internal Revenue Code and possibly by the terms of the Qualified Plan. See the Statement of Additional Information for a discussion of these limits or consult the pertinent Qualified Plan document. Such limits may change without notice.

     Initial premiums must be credited to a Contract no later than the end of the second Business Day after it is received by AUL at its Home Office if it is preceded or accompanied by a completed application that contains all the information necessary for issuing the Contract and properly crediting the premium. If AUL does not receive a complete application, AUL will notify the applicant that AUL does not have the necessary information to issue a Contract. If the necessary information is not provided to AUL within five Business Days after the Business Day on which AUL first receives an initial premium or if AUL determines it cannot otherwise issue a Contract, AUL will return the initial premium to the applicant, unless consent is received to retain the initial premium until the application is made complete.

     Subsequent premiums (other than initial premiums) are credited as of the end of the Valuation Period in which they are received by AUL at its Home Office.

RIGHT TO EXAMINE PERIOD

     The Owner has the right to return the Contract for any reason within the Right to Examine Period which is a ten day period beginning when the Owner receives the Contract. If a particular state requires a longer Right to Examine Period, then eligible Owners in that state will be allowed the longer statutory period in which to return the Contract. The returned Contract will be deemed void and AUL will refund the Account Value as of the end of the Valuation Period in which AUL receives the Contract plus any amounts deducted for premium taxes. The Contract Owner bears the investment risk during the period prior to the Company's receipt of request for cancellation. AUL will refund the premium paid in those states where required by law and for individual retirement annuities (if returned within seven days of receipt).

ALLOCATION OF PREMIUMS

     In the Policy application, you specify the percentage of a Premium to be allocated to the investment accounts and to the Fixed Account(s). The sum of your allocations must equal 100%, with at least 1% of each Premium payment allocated to each account selected by you. All Premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Home Office, or by telephone if written authorization is on file with us. The change will apply to the premium payments received with or after receipt of your notice.

     The initial Premium generally is allocated to the available Fixed Account(s) and the Investment Accounts in accordance with your allocation instructions on the date we receive the premium at our Home Office. Subsequent premiums are allocated as of the end of the Valuation Period during which we receive the premium at our Home Office.

     In those states that require the refund of the greater of premiums paid or account value, we generally allocate all premiums received to our general account prior to the end of the "right to examine" period. We will credit interest daily on Premiums so allocated. However, we reserve the right to allocate premiums to the available fixed account(s) and the investment accounts of the separate account in accordance with your allocation instructions prior to the expiration of the "right to examine" period. At the end of the Right to Examine period, we transfer the Net Premium and interest to the Fixed Account(s) and the Investment Accounts based on the percentages you have selected in the application. For purposes of determining the end of the Right to Examine period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 days after the Contract Date.

TRANSFERS OF ACCOUNT VALUE

     All or part of an Owner's Account Value may be transferred among the Investment Accounts of the Variable Account or to the Fixed Account at any time during the Accumulation Period upon receipt of a proper written request by AUL at its Home Office. Transfers may be made by telephone if a Telephone Authorization Form has been properly completed and received by AUL at its Home Office. The minimum amount that may be transferred from any one Investment Account is $500 or, if less than $500, the Owner's remaining Account Value in the Investment Account, provided however, that amounts transferred from the Fixed Account to an Investment Account during any given Contract Year cannot exceed 20% of the Owner's Fixed Account Value as of the beginning of that Contract Year. If, after any transfer, the Owner's remaining Account Value in an Investment Account or in the Fixed Account would be less than $500, then such request will be treated as a request for a transfer of the entire Account Value. Currently, there are no limitations on the number of transfers between Investment Accounts available under a Contract or the Fixed Account. In addition, no charges are currently imposed upon transfers. AUL reserves the right, however, at a future date, to change the limitation on the minimum transfer, to assess transfer charges, to change the limit on remaining balances, to limit the number and frequency of transfers, and to suspend the transfer privilege or the telephone transfer authorization. Any transfer from an Investment Account of the Variable Account shall be effected as of the end of the Valuation Date in which AUL receives the request in proper form. AUL has established procedures to confirm that instructions communicated by telephone are genuine, which include the use of personal identification numbers and recorded telephone calls. Neither AUL nor its agents, will be liable for acting upon instructions believed by AUL or its agents to be genuine, provided AUL has complied with its procedures.

     Part of a Contract Owner's Fixed Account Value may be transferred to one or more Investment Accounts of the Variable Account during the Accumulation Period subject to certain limitations as described in "The Fixed Account."

DOLLAR COST AVERAGING PROGRAM

     Owners who wish to purchase units of an Investment Account over a period of time may do so through the Dollar Cost Averaging ("DCA") Program. The theory of dollar cost averaging is that greater numbers of Accumulation Units are purchased at times when the unit prices are relatively low than are purchased when the prices are higher. This has the effect, when purchases are made at different prices, of reducing the aggregate average cost per Accumulation Unit to less than the average of the Accumulation Unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging Program does not assure a Contract Owner of greater profits from the purchases under the Program, nor will it prevent or necessarily alleviate losses in a declining market.

     For example, assume that a Contract Owner requests that $1,000 per month be transferred from the Money Market Investment Account to the AUL American Equity Investment

Account. The following table illustrates the effect of dollar cost averaging over a six month period.

                    Transfer          Unit            Units
      Month          Amount           Value         Purchased
      -----          ------           -----         ---------

        1            $1,000            $20             50
        2            $1,000            $25             40
        3            $1,000            $30             33.333
        4            $1,000            $40             25
        5            $1,000            $35             28.571
        6            $1,000            $30             33.333

The average price per unit for these purchases is the sum of the prices ($180) divided by the number of monthly transfers (6) or $30. The average cost per Accumulation Unit for these purchases is the total amount transferred ($6,000) divided by the total number of Accumulation Units purchased (210.237) or $28.54. THIS TABLE IS FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT REPRESENTATIVE OF FUTURE RESULTS.

Initial Dollar Cost Averaging Program

     Under the Initial DCA Program, the owner deposits premiums into the Enhanced Averaging Fixed Account and authorizes AUL to transfer an amount that is recalculated on a monthly basis from the Enhanced Averaging Fixed Account into one or more Investment Accounts. These transfers will continue automatically over a 12 month period. To participate in the Program, a minimum deposit of $10,000 into the Enhanced Averaging Fixed Account is required.

     Transfers to any of the Fixed Account(s) are not permitted under the Initial Dollar Cost Averaging Program. AUL offers the Initial Dollar Cost Averaging Program to Contract Owners at no charge, and the Company reserves the right to temporarily discontinue, terminate, or change the Program at any time. Contract Owners may discontinue participation in the Program at any time by providing Proper Notice to AUL. AUL must receive Proper Notice of such a change at least five days before a previously scheduled transfer is to occur.

     Contract Owners may only elect to participate in the Initial DCA Program within the first contract year. The Program will take effect on the first monthly transfer date following the premium receipt by AUL at its Home Office. The Contract Owner may select the particular day of the month that the transfers are to be made. Transfers will be performed on such day, provided that such day is a Valuation Date. If the date selected is not a Valuation Date, then the transfer will be made on the next Valuation Date.


Ongoing Dollar Cost Averaging (DCA) Program

     Under the Ongoing DCA Program, the owner deposits premiums into the AUL American Money Market Investment Account and then authorizes AUL to transfer a specific dollar amount from the Money Market Investment Account into one or more other Investment Accounts at the unit values determined on the dates of the transfers. This may be done monthly, quarterly, semi-annually, or annually. These transfers will continue automatically until AUL receives notice to discontinue the Program, or until there is not enough money in the Money Market Investment Account to continue the Program, whichever occurs first.

     Currently, the minimum required amount of each transfer is $500, although AUL reserves the right to change this minimum transfer amount in the future. Transfers to or from any of the Fixed Accounts are not permitted under the Ongoing DCA Program. At least ten days advance written notice to AUL is required before the date of the first proposed transfer under the Ongoing DCA Program. AUL offers the Ongoing Dollar Cost Averaging Program to Contract Owners at no charge and the Company reserves the right to temporarily discontinue, terminate, or change the Program at any time. Contract Owners may change the frequency of scheduled transfers, or may increase or decrease the amount of scheduled transfers, or may discontinue participation in the Program at any time by providing written notice to AUL, provided that AUL must receive written notice of such a change at least five days before a previously scheduled transfer is to occur.

     Contract Owners may initially elect to participate in the Ongoing DCA Program, and if this election is made at the time the Contract is applied for, the Program will take effect on the first monthly, quarterly, semi-annual, or annual transfer date following the premium receipt by AUL at its Home Office. The Contract Owner may select the particular date of the month, quarter, or year that the transfers are to be made and such transfers will automatically be performed on such date, provided that such date selected is a day that AUL is open for business and provided further that such date is a Valuation Date. If the date selected is not a Business Day or is not a Valuation Date, then the transfer will be made on the next succeeding Valuation Date. To participate in the Program, a minimum deposit of $10,000 is required.

Portfolio Rebalancing Program

     You may elect to automatically adjust your investment account balances to be consistent with the allocation most recently requested.. This will be done on a monthly, quarterly or annual basis from the date on which the Portfolio Rebalancing Program commences. The redistribution will not count toward the 12 free transfers permitted each Policy Year. If the Dollar Cost Averaging program has been elected, the Portfolio Rebalancing Program will not commence until the date following the termination of the Dollar Cost Averaging Program.

     You may elect this plan at any time. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We do not currently charge for this program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.


CONTRACT OWNER'S VARIABLE ACCOUNT VALUE

ACCUMULATION UNITS

     Premiums allocated to the Investment Accounts available under a Contract are credited to the Contract in the form of Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Investment Account by the Accumulation Unit value for the particular Investment Account as of the end of the Valuation Period in which the premium is credited. The number of Accumulation Units so credited to the Contract shall not be changed by a subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Investment Account and charges against the Investment Account.

Accumulation Unit Value

     AUL determines the Accumulation Unit value for each Investment Account of the Variable Account on each Valuation Date. The Accumulation Unit value for each Investment Account was initially set at one dollar $1 for the Money Market Investment Account and $5 for all other Investment Accounts. Subsequently, on each Valuation Date, the Accumulation Unit value for each Investment Account is determined by multiplying the Net Investment Factor determined as of the end of the Valuation Date for the particular Investment Account by the Accumulation Unit value for the Investment Account as of the immediately preceding Valuation Period. The Accumulation Unit value for each Investment Account may increase, decrease, or remain the same from Valuation Period to Valuation Period in accordance with the Net Investment Factor.

Net Investment Factor

     The Net Investment Factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account for a Valuation Period, the Net Investment Factor is determined by dividing (a) by (b) where:

     (a) is equal to:
     (1) the net asset value per share of the Fund in which the Investment Account invests, determined as of the end of the Valuation Period, plus
     (2) the per share amount of any dividend or other distribution, if any, paid by the Fund during the Valuation Period, plus or minus
     (3) a credit or charge with respect to taxes if any, paid or reserved for AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account (although no Federal income taxes are applicable under present law and no such charge is currently assessed);

     (b) is the net asset value per share of the Fund determined as of the end of the preceding Valuation Period.

                             CHARGES AND DEDUCTIONS
Premium Tax Charge

     Various states and municipalities impose a tax on premiums received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, the insurance tax laws, and AUL's status in a particular state. AUL assesses a premium tax charge to reimburse itself for premium taxes that it incurs. This charge will be deducted as premium taxes are incurred by AUL, which is usually when an annuity is effected. Premium tax rates currently range from 0% to 3.5%, but are subject to change.

Withdrawal Charge

     No deduction for sales charges is made from premiums for a Contract. If a cash withdrawal is made or the Contract is surrendered by the Owner, no withdrawal charge (which may also be referred to as a contingent deferred sales charge) will be assessed by AUL on the amount withdrawn.

     A withdrawal may result in taxable income to the Contract Owner.

Mortality and Expense Risk Charge

     AUL deducts a monthly charge from the Investment Accounts pro rata based on your amounts in each account. Refer to the Expense Table for current charges. This amount is intended to compensate AUL for certain mortality and expense risks AUL assumes in offering and administering the Contracts and in operating the Variable Account.

     The expense risk is the risk that AUL's actual expenses in issuing and administering the Contracts and operating the Variable Account will be more than the charges assessed for such expenses. The mortality risk borne by AUL is the risk that the Annuitants, as a group, will live longer than the AUL's actuarial tables predict. AUL may ultimately realize a profit from this charge to the extent it is not needed to address mortality and administrative expenses, but AUL may realize a loss to the extent the charge is not sufficient. AUL may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the withdrawal charge.

Annual Contract Fee

     AUL deducts an annual contract fee from each Owner's Contract Value equal to the lesser of 2.0% of the Account Value or $30 a year. The fee is assessed every year on a Contract if the Contract is in effect on the Contract Anniversary, and is assessed only during the Accumulation Period. The administrative  fee is  waived on each  Contract  Anniversary  when the  Account
Value, at the time the charge would otherwise have been imposed, exceeds $50,000. When a Contract Owner annuitizes or surrenders on any day other than a Contract Anniversary, a pro rata portion of the charge for that portion of the year will not be assessed. The charge is deducted proportionately from the Account Value allocated among the Investment Accounts and the Fixed Account(s). The purpose of this fee is to reimburse AUL for the expenses associated with administration of the Contracts and operation of the Variable Account. AUL does not expect to profit from this fee.

Rider Charges

     The addition of any riders will result in additional charges which will be deducted proportionately from the Account Value allocated among the Investment Accounts and the Fixed Account(s).

Other Charges

     AUL may charge the Investment Accounts of the Variable Account for the federal, state, or local income taxes incurred by AUL that are attributable to the Variable Account and its Investment Accounts. No such charge is currently assessed.

Variations in Charges

     AUL may reduce or waive the amount of the administrative charge for a Contract where the expenses associated with the sale of the Contract or the administrative costs associated with the Contract are reduced. For example, the administrative charge may be reduced in connection with acquisition of the Contract in exchange for another annuity contract issued by AUL. AUL may also reduce or waive the administrative charge on Contracts sold to the directors or employees of AUL or any of its affiliates or to directors or any employees of any of the Funds.

Guarantee of Certain Charges

     AUL guarantees that the mortality and expense risk charge shall not increase. AUL may increase the administrative fee, but only to the extent necessary to recover the expenses associated with administration of the Contracts and operations of the Variable Account.

Expenses of the Funds

     Each Investment Account of the Variable Account purchases shares at the net asset value of the corresponding Fund. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Fund. The advisory fees and other expenses are not fixed or specified under the terms of the Contract and are described in the Funds' Prospectuses.




DISTRIBUTIONS


Cash Withdrawals

     During the lifetime of the Annuitant, at any time before the Annuity Date and subject to the limitations under any applicable Qualified Plan and applicable law, a Contract may be surrendered or a partial withdrawal may be taken from a Contract. A surrender or withdrawal request will be effective as of the end of the Valuation Date that a Proper Notice is received by AUL at its Home Office.

     If we receive a full surrender request, we will pay the Owner's Account Value as of the end of the Valuation Period, plus any positive or negative market value adjustment on the amounts allocated to the MVA Fixed Accounts.

     A partial withdrawal may be requested for a specified percentage or dollar amount of an Owner's Account Value. Upon payment, the Owner's Account Value will be reduced by an amount equal to the payment, plus any positive or negative market value adjustment on the amounts withdrawn from the MVA Fixed Accounts. We reserve the right to treat requests for a partial withdrawal that would leave an Account Value of less than $5,000 as a request for a full surrender. AUL may change or waive this provision at its discretion. The minimum amount that may be withdrawn from a Contract Owner's Account Value is $500 for One Year Flexible Premium Contracts. In addition, Contracts issued in connection with certain retirement programs may be subject to constraints on withdrawals and full surrenders.

     The amount of a partial withdrawal will be taken from the Investment Accounts and the Fixed Account(s) as instructed. If the Owner does not specify, withdrawals will be made in proportion to the Owner's Account Value in the various Investment Accounts and the Fixed Account(s). A partial withdrawal will not be effected until Proper Notice is received by AUL at its Home Office.

     In addition to any applicable market value adjustments, a surrender or a partial withdrawal may be subject to a premium tax charge for any tax on premiums that may be imposed by various states and municipalities. See "Premium Tax Charge." A surrender or withdrawal may result in taxable income and in some cases a tax penalty. See "Tax Penalty." Owners of Contracts used in connection with a Qualified Plan should refer to the terms of the applicable Qualified Plan for any limitations or restrictions on cash withdrawals. The tax consequences of a surrender or withdrawal under the Contracts should be carefully considered. See "Federal Tax Matters."


Loan Privileges

     Loan privileges are only available on Contracts qualified under 403(b). Prior to the Annuitization Date, the Owner of a Contract qualified under 403(b) may receive a loan from the Account Value subject to the terms of the Contract, the specific 403(b) plan, and the Internal Revenue Code, which may impose restrictions on loans.

     Loans from a 403(b) qualified Contract are available beginning 30 days after the Issue Date. The Contract Owner may borrow a minimum of $1,000. Loans may only be secured by the Account Value. In non-ERISA plans, for Account Values up to $20,000, the maximum loan balance which may be outstanding at any time is 80% of the Account Value, but not more than $10,000. If the Account Value is $20,000 or more, the maximum loan balance which may be outstanding at any time is 40% of the Account Value, but not more than $50,000. For ERISA plans, the maximum loan balance which may be outstanding at any time is 50% of the Account Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period. Additional loans are subject to the contract minimum amount. The aggregate of all loans may not exceed the Account Value limitations stated above.

     All loans are made from the Loan Account. An amount equal to the principal amount of the loan will be transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account and from the Fixed Account(s) (subject to any applicable market value adjustment) in the same proportion that the Account Value in each Investment Account and the Fixed Account(s) bears to the total Account Value in those accounts on the date the loan is made.

     AUL will charge interest on any outstanding loan at an annual rate of 5%. Interest is due and payable on each Contract Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan. Due and unpaid interest will be transferred each Contract Anniversary from each Investment Account and the Fixed Account(s) to the Loan Account in the same proportion that each Investment Account value and the Fixed Account(s) bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

     The Loan Account will be credited with interest daily at an effective annual rate of not less than 3.0%. Thus the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on indebtedness and the amount credited to the Loan Account). Beginning in the eleventh Policy Year, the amount in the Loan Account securing the loan will be credited with interest at an effective annual rate in excess of the minimum guaranteed rate of 3.0% (currently 4.0%). Thus, the current net cost of the loan would be 1.0% per year. Any interest credited in excess of the minimum guaranteed rate is not guaranteed.

     Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Contract Owner may be repaid within 15 years. Loan repayments will be processed in the same manner as a Premium Payment. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium.

     If the Contract is surrendered while the loan is outstanding, the Account Value will be reduced by the amount of the loan outstanding plus accrued interest. If the Contract Owner/Annuitant dies while the loan is outstanding, the Death Benefit will be reduced by the amount of the outstanding loan plus accrued interest. If annuity payments start while the loan is outstanding, the Account Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Internal Revenue Code.

     If a loan payment is not made when due, interest will continue to accrue. If a loan payment is not made when due, the entire loan will be treated as a deemed Distribution, may be taxable to the borrower, and may be subject to a tax penalty. Interest which subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the participant becomes eligible for a Distribution of at least that amount, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.

     The Company reserves the right to modify the term or procedures if there is a change in applicable law. The Company also reserves the right to assess a loan processing fee.

     Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans from other plans or contracts.

Death Proceeds Payment Provisions

     The value of the Death Proceeds will be determined as of the end of the Valuation Period in which due proof of death and instructions regarding payment are received by AUL at its Home Office.

     At the time of application, Contract Owners may select one of two death benefits available under the Contract as listed below (not all death benefit option riders may be available in all states at the time of application)

     If no selection is made at the time of application, the Death Benefit will be the Standard Contractual Death Benefit.

Standard Contractual Death Benefit

     The Death Proceeds under the Standard Contractual Death Benefit are equal to the greater of:

     1) the Account Value less any outstanding loan and accrued interest

     2) the total of all Premiums paid less an adjustment for amounts previously surrendered and less any outstanding loan and accrued interest.

Enhanced One Year Step Up Death Benefit Rider

     The Death Proceeds under the Enhanced One Year Step Up Death Benefit Rider are equal to the greatest of:

     1) the Account Value less any outstanding loan and accrued interest

     2) the total of all Premiums paid less an adjustment for amounts previously surrendered and less any outstanding loan and accrued interest.

     3) the highest Account Value on any Contract Anniversary before the Annuitant's 86th birthday, less an adjustment for amounts previously surrendered, plus Premiums paid less any outstanding loan and accrued interest after the last Contract Anniversary.

Death of the Owner

     If the Contract Owner dies before the Annuity Date and the Beneficiary is not the Contract Owner's surviving spouse, the Death Proceeds will be paid to the Beneficiary. Such Death Proceeds will be paid in a lump-sum, unless the Beneficiary elects to have this value applied under a settlement option. If a settlement option is elected, the Beneficiary must be named the Annuitant and payments must begin within one year of the Contract Owner's death. The option also must have payments which are payable over the life of the Beneficiary or over a period which does not extend beyond the life expectancy of the Beneficiary.

     If the Contract Owner dies before the Annuity Date and the Beneficiary is the Contract Owner's surviving spouse, the surviving spouse will become the new Contract Owner. The Contract will continue with its terms unchanged and the Contract Owner's spouse will assume all rights as Contract Owner. Within 120 days of the original Contract Owner's death, the Contract Owner's spouse may elect to receive the Death Proceeds or withdraw any of the Account Value. However, depending upon the circumstances, a tax penalty may be imposed upon such a withdrawal.

     Any amount payable under a Contract will not be less than the minimum required by the law of the state where the Contract is delivered.

Death of the Annuitant

     If the Annuitant dies before the Annuity Date and the Annuitant is not also the Contract Owner, then: (1) if the Contract Owner is not an individual, the Death Proceeds will be paid to the Contract Owner in a lump-sum; or (2) if the Contract Owner is an individual, a new Annuitant may be named and the Contract will continue. If a new Annuitant is not named within 120 days of the Annuitant's death, the Account Value charges, will be paid to the Contract Owner in a lump-sum. The death benefit will be paid to the Beneficiary or Contract Owner, as appropriate, in a single sum or under one of the Annuity Options, as directed by the Contract Owner or as elected by the Beneficiary. If the Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering payout options.

Payments from the Variable Account

     Payment of an amount from the Variable Account resulting from a surrender, partial withdrawal, transfer from an Owner's Account Value allocated to the Variable Account, or payment of the Death Proceeds, normally will be made within seven days from the date Proper Notice is received at AUL's Home Office. However, AUL can postpone the calculation or payment of such an amount to the extent permitted under applicable law, which is currently permissible for any period: (a) during which the New York Stock Exchange is closed other than customary weekend and holiday closings; (b) during which trading on the New York Stock Exchange is restricted, as determined by the SEC; (c) during which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Variable Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Variable Account; or (d) for such other periods as the SEC may by order permit for the protection of investors. For information concerning payment of an amount from the Fixed Account(s), see "The Fixed Account(s)."

Annuity Period

General

     On the Annuity Date, the adjusted value of the Owner's Account Value may be applied to provide an annuity option on a fixed or variable basis, or a combination thereof.

     The Annuity Date is the date chosen for annuity payments to begin. Such date will be the first day of a calendar month unless otherwise agreed upon by us. During the Accumulation Period, you may change the Annuity Date subject to approval by us.

     Annuitization is irrevocable once payments have begun. When you annuitize, you must choose:

     1. An annuity payout option, and

     2. Either a fixed payment annuity, variable payment annuity, or any available combination.

     A Contract Owner may designate an Annuity Date, Annuity Option, contingent Annuitant, and Beneficiary on an Annuity Election Form that must be received by AUL at its Home Office prior to the Annuity Date. AUL may also require additional information before annuity payments commence. If the Contract Owner is an individual, the Annuitant may be changed at any time prior to the Annuity Date. The Annuitant must also be an individual and must be the Contract Owner, or someone chosen from among the Contract Owner's spouse, parents, brothers, sisters, and children. Any other choice requires AUL's consent. If the Contract Owner is not an individual, a change in the Annuitant will not be permitted without AUL's consent. The Beneficiary, if any, may be changed at any time and the Annuity Date and the Annuity Option may also be changed at any time prior to the Annuity Date. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the Qualified Plan for pertinent limitations regarding annuity dates and options.

Fixed Payment Annuity

     The payment amount under a Fixed Payment Annuity option will be determined by applying the selected portion of the Contract Proceeds to the Fixed Payment Annuity table then in effect, after deducting applicable premium taxes. The annuity payments are based upon annuity rates that vary with the Annuity Option selected and the age of the Annuitant, except that in the case of Option 1, Income for a Fixed Period, age is not a consideration. Payments under the Fixed Payment Annuity are guaranteed as to dollar amount for the duration of the Annuity Period.

Variable Payment Annuity

     The first payment amount under a Variable Payment Annuity option is set at the first valuation date after the Annuity Date by applying the selected portion of the Contract Proceeds to the Variable Payment Annuity table you select, after deducting applicable premium taxes. Payments under the Variable Payment Annuity option will vary depending on the performance of the underlying Investment Accounts. The dollar amount of each variable payment may be higher or lower than the previous payment.


     1. Annuity Units and Payment Amount - The dollar amount of the first payment is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. The number of Annuity Units established remains fixed during the annuity payment period. The dollar amount of subsequent annuity payments is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due.

     2. Assumed Investment Rate - The Assumed Investment Rate (AIR) is the investment rate built into the Variable Payment Annuity table used to determine your first annuity payment. You may select an AIR from 3%, 4% or 5% when you annuitize. A higher AIR means you would receive a higher initial payment, but subsequent payments would rise more slowly or fall more rapidly. A lower AIR has the opposite effect. If actual investment experience equals the AIR you choose, annuity payments will remain level.

     3. Value of an Annuity Unit - The value of an Annuity Unit for an Investment Account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the AIR built into the Variable Payment Annuity table which you selected.

     4. Transfers - During the Annuity Period, transfers between Investment Accounts must be made in writing. We reserve the right to restrict transfers to no more frequently than once a year. Currently, there are no restrictions. Transfers and will take place on the anniversary of the Annuity Date unless otherwise agreed to by us.

Payment Options

     All or any part of the proceeds paid at death or upon full surrender of this Contract may be paid in one sum or according to one of the following options:

     1. Income for a Fixed Period. Proceeds are payable in monthly installments for a specified number of years, not to exceed 20.

     2. Life Annuity. Proceeds are payable in monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

     3. Survivorship Annuity. Proceeds are payable in monthly installments for as long as either the first payee or surviving payee lives.

     The Contract Proceeds may be paid in any other method or frequency of payment acceptable by us.

     Contract Proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater.

Selection of an Option

     Contract Owners should carefully review the Annuity Options with their financial or tax advisers. For Contracts used in connection with a Qualified Plan, the terms of the applicable Qualified Plan should be referenced for pertinent limitations respecting the form of annuity payments, the commencement of distributions, and other matters. For instance, annuity payments under a Qualified Plan generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70 1/2 if the Par-
     ticipant is no longer employed. For Option 1, Income for a Fixed Period, the period elected for receipt of annuity payments under the terms of the Annuity Option generally may be no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2 and must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant's spouse and is more than 10 years younger than the Annuitant. Under Option 3, Survivorship Annuity, if the contingent Annuitant is not the Annuitant's spouse and is more than 10 years younger than the Annuitant, the 100% election specified above may not be available.

                                THE FIXED ACCOUNT(S)

Summary of Fixed Accounts

     Premiums designated to accumulate on a fixed basis may be allocated to one of several Fixed Accounts which are part of AUL's general account. Either Market Value Adjusted (MVA) Fixed Account(s) or a non-MVA fixed account will be available under the contract. The MVA Fixed Account(s) may not be available in all states. An Enhanced Averaging Fixed Account will be available in all states in conjunction with the Dollar Cost Averaging program.

     Contributions or transfers to the Fixed Account(s) become part of AUL's General Account. The General Account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of other jurisdictions in which the Contracts are distributed. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account(s) have not been registered as securities under the Securities Act of 1933 (the "1933 Act") and the Fixed Account(s) has not been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account(s) nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. AUL has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account(s). This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Variable Account and contains only selected information regarding the Fixed Account(s). For more information regarding the Fixed Account(s), see the Contract itself.

Non-Market  Value  Adjusted  Fixed  Account

     The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed by AUL to be at least an annual effective rate of 3% ("Guaranteed Rate"). AUL will determine a Current Rate from time to time and, generally, any Current Rate that exceeds the Guaranteed Rate will be effective for the Contract for a period of at least one year. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest. AUL bears the investment risk for Owner's non-MVA Fixed Account(s) values and for paying interest at the Current Rate on amounts allocated to the non-MVA Fixed Account(s).

Market Value Adjusted Fixed Account

     Market Value Adjusted Fixed Accounts provide a guaranteed rate of interest over five different Guaranteed Periods: one (1), three (3), five (5), seven (7) or ten (10) years. A guaranteed interest rate, determined and declared by the Company for any Guaranteed Period selected, will be credited unless a distribution from the Market Value Adjusted Fixed Account occurs for any reason. The minimum amount of any allocation made to a Market Value Adjusted Fixed Account must be $1,000. MARKET VALUE ADJUSTED FIXED ACCOUNTS MAY NOT BE AVAILABLE IN EVERY STATE JURISDICTION.

     Generally, the market value adjustment will increase or decrease the value of distributed proceeds depending on how prevailing interest rates compare to the market value adjusted option rates in effect. When prevailing rates are lower than the market value adjusted option rate in effect for the Guaranteed Period elected, distribution proceeds will increase in value. Conversely, when prevailing rates are higher than the Market Value Adjusted option rate in effect for the Guaranteed Period elected, distribution proceeds will decrease in value. In no event will the adjustment reduce the Cash Value attributable to that MVA Fixed Account below that necessary to satisfy statutory nonforfeiture requirements. The effect of a market value adjustment should be carefully considered before electing to surrender allocations in a Market Value Adjusted Fixed Account.

     During the MVA Free Window, you may transfer or withdraw amounts from MVA Fixed Accounts with expiring Guaranteed Periods without Market Value Adjustment. The MVA Free Window is currently set at 30 days prior to the end of the maturity duration selected. We reserve the right to change the MVA Free Window. Such amounts may be transferred to the Investment Accounts or reinvested in different MVA Fixed Accounts for different Guaranteed Periods. If you take no such action, the amount available at the end of the Guaranteed Period will be remain in the MVA Fixed Account and a new Guaranteed Period will apply. We will notify you of the interest rate declared on any such reinvestment.

     Market Value Adjusted Fixed Accounts are available during the accumulation phase of a Contract only and are not available as fixed accounts during the annuitization phase of a Contract. In addition, Market Value Adjusted Fixed Accounts are not available for use in conjunction with Contract Owner services such as dollar cost averaging and portfolio rebalancing.

Enhanced Averaging Fixed Account

     Initial and subsequent premiums in the first year may be allocated to the Enhanced Averaging Fixed Account. Premiums deposited into this account must be transferred to other Investment Accounts within one year after the deposit.
Amounts transferred out of the Enhanced Averaging Fixed Account will be recalculated each month to assure account depletion within one year. Amounts allocated to the Enhanced Averaging Fixed Account earn interest at rates periodically determined by AUL that are guaranteed to be at least an effective annual rate of 3%. The Enhanced Averaging Fixed Account is only available at issue and requires an initial deposit of $10,000 therein.

Withdrawals

     A Contract Owner may make a full surrender or a partial withdrawal from his or her Fixed Account Value subject to the provisions of the Contract. A full surrender of a Contract Owner's Fixed Account Value will result in a withdrawal payment equal to the value of the Contract Owner's Fixed Account Value as of the day the surrender is effected, minus any applicable market value adjustment. A partial withdrawal may be requested for a specified percentage or dollar amount of the Contract Owner's Fixed Account Value. For a further discussion of surrenders and partial withdrawals as generally applicable to a Contract Owner's Variable Account Value and Fixed Account Value, see "Cash Withdrawals."

Transfers

     The Contract Owner's Fixed Account Values may be transferred from the Fixed Account(s) to the Variable Account subject to certain limitations. The minimum amount that may be transferred from a Fixed Account is $500 or, if that Fixed Account Value is less than $500 after the transfer, the Contract Owner's remaining Account Value in that Fixed Account. If the amount remaining in a Fixed Account after a transfer would be less than $500, the remaining amount will be transferred with the amount that has been requested.

     The maximum amount that may be transferred in any one Contract Year from a non-MVA Fixed Account is the lesser of 20% of that non-MVA Fixed Account Value as of the last Contract Anniversary or the entire non-MVA Fixed Account Value if it would be less than $500 after the transfer. Transfers and withdrawals of a Contract Owner's non-MVA Fixed Account Value will be effected on a last-in first-out basis.

     Transfers from MVA Fixed Accounts may be subject to market value adjustment. Transfers from MVA Fixed Accounts to the Variable Account are not subject to the 20% Fixed Account transfer limitation. Transfers and withdrawals of a Contract Owner's MVA Fixed Account Value will be made from the Guaranteed Periods you have indicated.

     For a discussion of transfers as generally applicable to a Contract Owner's Variable Account Value and Fixed Account Value, see "Transfers of Account Value."

Contract Charges

     The annual contract fee will be the same whether or not a Owner's Contract Value is allocated to the Variable Account or the Fixed Account(s). The charge for mortality and expense risks will not be assessed against the Fixed Account(s), and any amounts that AUL pays for income taxes allocable to the Variable Account will not be charged against the Fixed Account(s). In addition, the investment advisory fees and operating expenses paid by the Funds will not be paid directly or indirectly by Contract Owners to the extent the Account Value is allocated to the Fixed Account(s); however, such Contract Owners will not participate in the investment experience of the Variable Account. See "Charges and Deductions."

Payments from the Fixed Account(s)

     Surrenders, cash withdrawals, and transfers from the Fixed Account(s) and payment of Death Proceeds based upon a Contract Owner's Fixed Account Values may be delayed for up to six months after a written request in proper form is received by AUL at its Home Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the Contract Owner's Fixed Account Values.

                            MORE ABOUT THE CONTRACTS

Designation and Change of Beneficiary

     The Beneficiary designation contained in an application for the Contracts will remain in effect until changed. The interests of a Beneficiary who dies before the Contract Owner will pass to any surviving Beneficiary, unless the Contract Owner specifies otherwise. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Contract Owner prior to the Annuity Date, the Contract Owner's estate is the Beneficiary. Unless otherwise provided, if no designated Beneficiary under an Annuity Option is living after the Annuity Date, upon the death of the Annuitant, the Owner is the Beneficiary. If the Contract Owner is not an individual, the Contract Owner will be the Beneficiary.

     Subject to the rights of an irrevocably designated Beneficiary, the designation of a Beneficiary may be changed or revoked at any time while the Contract Owner is living by filing with AUL a written beneficiary designation or revocation in such form as AUL may require. The change or revocation will not be binding upon AUL until it is received by AUL at its Home Office. When it is so received, the change or revocation will be effective as of the date on which the beneficiary designation or revocation was signed, but the change or revocation will be without prejudice to AUL if any payment has been made or any action has been taken by AUL prior to receiving the change or revocation.

     For Contracts issued in connection with Qualified Plans, reference should be made to the terms of the particular Qualified Plan, if any, and any applicable law for any restrictions on the beneficiary designation. For instance, under an Employee Benefit Plan, the Beneficiary (or contingent Annuitant) must be the Contract Owner's spouse if the Contract Owner is married, unless the spouse properly consents to the designation of a Beneficiary (or contingent Annuitant) other than the spouse.

Assignability

     A Contract Owner may assign a Contract, but the rights of the Contract Owner and any Beneficiary will be secondary to the interests of the assignee. AUL assumes no responsibility for the validity of an assignment. Any assignment will not be binding upon AUL until received in writing at its Home Office. Because an assignment may be a taxable event, Contract Owners should consult a tax advisor as to the tax consequences resulting from such an assignment.

Proof of Age and Survival

     AUL may require proof of age, sex, or survival of any person on whose life annuity payments depend.

Misstatements

     If the age or sex of an Annuitant or contingent Annuitant has been misstated, the correct amount paid or payable by AUL shall be such as the Contract would have provided for the correct age and sex.

Acceptance of New Premiums

     AUL reserves the right to refuse to accept new premiums for a Contract at any time.

Optional Benefits

     There are several riders available at time of application which are described below. These riders carry their own charges which are described in the Expense Table in this Prospectus.



Guaranteed Minimum Annuitization Benefit Rider

     For those contracts which have elected the Guaranteed Minimum Annuitization Benefit Rider at the time of application, the following provisions apply. If your Contract is annuitized at any time after the tenth Contract Anniversary, the amount applied to the annuity table then current will be the greater of:

1. The Contract Proceeds at that time, or

2. The total of all Premiums paid with interest credited at the rate shown on the Policy Data Page, less an adjustment for amounts previously withdrawn.

     Any transfer of Account Value to any Investment Account not listed on the Policy Data Page as approved for use with this benefit will terminate the rider.

Long Term Care Facility and Terminal Illness Benefit Rider

     For those Contracts which have elected a Long Term Care Facility and Terminal Illness rider at the time of application, the following provisions apply. Surrender charges on withdrawals will not apply if a Contract Owner is confined for a continuous 90 day period to a Long Term Care Facility or a 30 day period to a hospital, as defined by the rider provisions. In addition, upon receipt of a physician's letter at the Company's Home Office, no surrender charges will be deducted upon withdrawals if the Contract Owner has been diagnosed by that physician to have a terminal illness as defined by the rider provisions.

     The Contract Owner may be subject to income tax on all or a portion of any such withdrawals and to a tax penalty if the Contract Owner takes withdrawals prior to age 59 1/2 (see "Federal Tax Matters, Additional Considerations, Contracts Owned by Non-Natural Persons")

                               FEDERAL TAX MATTERS
INTRODUCTION

     The Contracts described in this Prospectus are designed for use in connection with non-tax qualified retirement plans for individuals and for use by individuals in connection with retirement plans under the provisions of Sections 401(a), 403(b), 457, 408 or 408A of the Internal Revenue Code ("Code"). The ultimate effect of Federal income taxes on values under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee, may depend upon the type of plan for which the Contract is purchased and a number of different factors. The discussion contained herein and in the Statement of Additional Information is general in nature. It is based upon AUL's understanding of the present Federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the IRS. Future legislation may affect annuity contracts adversely. Moreover, no attempt is made to consider any applicable state or other laws. Because of the inherent complexity of such laws and the fact that tax results will vary according to the terms of the plan and the particular circumstances of the individual involved, any person contemplating the purchase of a Contract, or receiving annuity payments under a Contract, should consult a qualified tax adviser.

AUL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. CONSULT YOUR TAX ADVISOR.

DIVERSIFICATION STANDARDS

     Treasury Department regulations under Section 817(h) of the Code prescribe asset diversification requirements which are expected to be met by the investment companies whose shares are sold to the Investment Accounts. Failure to meet these requirements would jeopardize the tax status of the Contracts. See the Statement of Additional Information for additional details.

     In connection with the issuance of the regulations governing diversification under Section 817(h) of the Code, the Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of a separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account.

     If the variable contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in a contract owner's gross income. It is not clear, at present, what these regulations or rulings may provide. It is possible that when the regulations or rulings are issued, the Contracts may need to be modified in order to remain in compliance. AUL intends to make reasonable efforts to comply with any such regulations or rulings so that the Contracts will be treated as annuity contracts for Federal income tax purposes and reserves the right to make such changes as it deems appropriate for that purpose.

TAXATION OF ANNUITIES IN GENERAL - NON-QUALIFIED PLANS

     Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" below and "Diversification Standards" above.

  1. Surrenders or Withdrawals Prior to the Annuity Date

     Code Section 72 provides that amounts received upon a total or partial surrender or withdrawal from a contract prior to the annuity date generally will be treated as gross income to the extent that the cash value of the contract (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the contract." In general, the "investment in the contract" is that portion, if any, of premiums paid under a contract less any distributions received previously under the contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a contract. Similarly, loans under a contract generally are treated as distributions under the contract.

   2. Surrenders or Withdrawals on or after the Annuity Date

     Upon receipt of a lump-sum payment or an annuity payment under an annuity contract, the recipient is taxed if the cash value of the contract exceeds the investment in the contract. For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. That remaining portion of each payment is taxed at ordinary income rates. Once the excludable portion of annuity payments to date equals the investment in the contract, the balance of the annuity payments will be fully taxable.

     Withholding of Federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies AUL of that election. Special rules apply to withholding on distributions from Employee Benefit Plans that are qualified under Section 401(a) of the Internal Revenue Code.

  3. Penalty Tax on Certain Surrenders and Withdrawals

     With respect to amounts withdrawn or distributed before the recipient reaches age 59 1/2, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the recipient's becoming totally disabled within the meaning of Code Section 72(m)(7); or (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the recipient, or the joint lives (or joint life expectancies) of the recipient and his beneficiary. The 10% penalty also does not apply in certain other circumstances described in Code Section 72.

     If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined in accordance with IRS regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the recipient attains age 59 1/2, or (b) before the recipient reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS

  1. Distribution-at-Death Rules

     In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if the owner dies on or after the Annuity Commencement Date, and before the entire interest in the contract has been distributed, the remaining interest must be distributed at least as quickly as the method in effect on the owner's death; and (b) if the owner dies before the Annuity Date, the entire interest in the contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the designated beneficiary is the spouse of the owner, the contract may be continued in the name of the spouse as owner.

     For purposes of determining the timing of distributions under the foregoing rules, where the owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining how generally distributions must commence, unless the sole surviving owner is the deceased owner's spouse.

  2. Gift of Annuity Contracts

     Generally, gifts of contracts (not purchased in connection with a Qualified
Plan) before the Annuity Commencement Date will trigger income tax on the gain on the contract, with the donee getting a stepped-up basis for the amount included in the donor's income. This provision does not apply to certain transfers incident to a divorce. The 10% penalty tax on pre-age 59 1/2 withdrawals and distributions and gift tax also may be applicable.

  3. Contracts Owned by Non-Natural Persons

     If the contract is held by a non-natural person (for example, a corporation in connection with its non-tax qualified deferred compensation plan) the income on that contract (generally the net surrender value less the premium payments and amounts includable in gross income for prior taxable years with respect to the contract) is includable in taxable income each year. Other taxes (such as the alternative minimum tax and the environmental tax imposed under Code Section
59A) may also apply. The rule does not apply where the contract is acquired by the estate of a decedent, where the contract is held by certain types of retirement plans, where the contract is a qualified funding asset for structured settlements, where the contract is purchased on behalf of an employee upon termination of an Employee Benefit Plan, and in the case of a so-called immediate annuity. Code Section 457 (deferred compensation) plans for employees of state and local governments and tax-exempt organizations are not within the purview of the exceptions. However, the income of state and local governments and tax-exempt organizations generally is exempt from federal income tax.

  4. Multiple Contract Rule

     For  purposes  of  determining  the amount of any  distribution  under Code
Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer to the same contract owner during any cal-
     endar year must be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Commencement Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts. In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule.

QUALIFIED PLANS

     The Contract may be used with certain types of Qualified Plans as described under "The Contracts." The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Contract Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans will be subject to the terms and conditions of the plans themselves and may be limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, AUL may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the Code or the Employee Retirement Income Security Act of 1974 ("ERISA"). Consequently, a Contract Owner's Beneficiary designation or elected payment option may not be enforceable.

    The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

  1. Individual Retirement Annuities

     Code Section 408 permits an eligible individual to contribute to an individual retirement program through the purchase of Individual Retirement Annuities ("IRAs"). The Contract may be purchased as an IRA. IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and the time when distributions must commence. Depending upon the circumstances of the individual, contributions to an IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted, or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not exceed $2,000, reduced by any contribution to that individual's Roth IRA. In addition, distributions from certain other types of Qualified Plans may be placed on a tax-deferred basis into an IRA.

  2. Roth IRA

     Effective January 1, 1998, a Roth IRA under Code Section 408A is available for retirement savings for individuals with earned income. The Contract may be purchased as a Roth IRA. Roth IRA allows an individual to contribute non-deductible contributions for retirement purposes, with the earnings income tax-deferred, and the potential ability to withdraw the money income tax-free under certain circumstances. Roth IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and the time when distributions must commence. Roth IRAs may not be transferred, sold, assigned, discounted, or pledged as collateral for a loan or other obligation. The annual premium for a Roth IRA may not exceed $2,000, reduced by any contribution to that individual's IRA. In addition, a taxpayer may elect to convert an IRA to a Roth IRA, accelerating deferred income taxes on previous earnings in the IRA to a current year.

  3. Corporate Pension and Profit Sharing Plans

     Code Section 401(a) permits employers to establish various types of retirement plans for their employees. For this purpose, self-employed individuals (proprietors or partners operating a trade or business) are treated as employees eligible to participate in such plans. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder.

     In order for a retirement plan to be "qualified" under Code Section 401(a), it must: (i) meet certain minimum standards with respect to participation, coverage and vesting; (ii) not discriminate in favor of "highly compensated" employees; (iii) provide contributions or benefits that do not exceed certain limitations; (iv) prohibit the use of plan assets for purposes other than the exclusive benefit of the employees and their beneficiaries covered by the plan;
(v) provide for distributions that comply with certain minimum distribution requirements; (vi) provide for certain spousal survivor benefits; and (vii) comply with numerous other qualification requirements.

     A retirement plan qualified under Code Section 401(a) may be funded by employer contributions, employee contributions or a combination of both. Plan participants are not subject to tax on employer contributions until such amounts are actually distributed from the plan. Depending upon the terms of the particular plan, employee contributions may be made on a pre-tax or after-tax basis. In addition, plan participants are not taxed on plan earnings derived from either employer or employee contributions until such earnings are distributed.

  4. Tax-Deferred Annuities

     Section 403(b) of the Code permits the purchase of "tax-deferred annuities" by public schools and organizations described in Section 501(c)(3) of the Code, including certain charitable, educational and scientific organizations. These qualifying employers may pay premiums under the Contracts for the benefit of their employees. Such premiums are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of premiums to the tax-deferred annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

  5.  Deferred Compensation Plans

     Section 457 of the Code permits employees of state and local governments and units and agencies of state and local governments as well as tax-exempt organizations described in Section 501(c)(3) of the Code to defer a portion of
their  compensation   without  paying  current  taxes.  Distributions received
by an employee from a 457 Plan will be taxed as ordinary income.

Qualified Plan Federal Taxation Summary

     The above description of the Federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

     Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan (other than a 457 program) that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

     Nonperiodic distributions (e.g., lump-sums and annuities or installment payments of less than 10 years) from a Qualified

Plan (other than a 457 program or an IRAs are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible Qualified Plan or IRA. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

     Distributions from a 457 program are subject to the normal wage withholding rules.

403(b) PROGRAMS - CONSTRAINTS ON WITHDRAWALS

     Section 403(b) of the Internal Revenue Code permits public school employees and employees of organizations specified in Section 501(c)(3) of the Internal Revenue Code, such as certain types of charitable, educational, and scientific organizations, to purchase annuity contracts, and subject to certain limitations, to exclude the amount of purchase payments from gross income for federal tax purposes. Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of
Section 403(b) that apply to tax years beginning on or after January 1, 1989.

     Section   403(b)   requires   that   distributions   from  Section   403(b)
tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement not begin before the employee reaches age 59 1/2, separates from service, dies, becomes disabled, or incurs a hardship. Furthermore, distributions of income or gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a principal residence, or paying certain tuition expenses.

     An Owner of a Contract purchased as a tax-deferred Section 403(b) annuity contract will not, therefore, be entitled to exercise the right of surrender or withdrawal, as described in this Prospectus, in order to receive his or her Contract Value attributable to premiums paid under a salary reduction agreement or any income or gains credited to such Contract Owner under the Contract unless one of the above-described conditions has been satisfied, or unless the withdrawal is otherwise permitted under applicable federal tax law. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) Program, the withdrawal constraints described above would not apply to the amount transferred to the Contract attributable to a Contract Owner's December 31, 1988 account balance under the old contract, provided that the amounts transferred between contracts meets certain conditions. An Owner's Contract may be able to be transferred to certain other investment or funding alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

                                OTHER INFORMATION

VOTING OF SHARES OF THE FUNDS

     AUL is the legal owner of the shares of the Portfolios of the Funds held by the Investment Accounts of the Variable Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of the Funds held in the Investment Accounts at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Variable Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

     The person having the voting interest under a Contract is the Contract Owner. AUL or the pertinent Fund shall send to each Contract Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Fund's shares.

     Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Funds, the number of Fund shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Contract on a particular date by the net asset value per share of that Fund as of the same date. After the Annuity Date, the number of Fund shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Annuity Units by the net asset value per share of that Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Fund. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to the Contracts for which no timely voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Contracts participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers it shares to any insurance company separate account that funds variable life insurance contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in a timely manner for Contracts participating in the Investment Account.

     Neither the Variable Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Funds.

SUBSTITUTION OF INVESTMENTS

     AUL reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Variable Account or any Investment Account or that the Variable Account or any Investment Account may purchase. If shares of any or all of the Funds should no longer be available for investment, or if, in the judgment of AUL's management, further investment in shares of any or all of the Funds should become inappropriate in view of the purposes of the Contracts, AUL may substitute shares of another fund for shares already purchased, or to be purchased in the future under the Contracts. AUL may also purchase, through the Variable Account, other securities for other classes of contracts, or permit a conversion between classes of contracts on the basis of requests made by Contract Owners or as permitted by Federal law.

     Where required under applicable law, AUL will not substitute any shares attributable to a Contract Owner's interest in an Investment Account or the Variable Account without notice, Contract Owner approval, or prior approval of the SEC or a state insurance commissioner, and without following the filing or other procedures established by applicable state insurance regulators.

     AUL also reserves the right to establish additional Investment Accounts of the Variable Account that would invest in another investment company, a series thereof, or other suitable investment vehicle. New Investment Accounts may be established in the sole discretion of AUL, and any new Investment Account will be made available to existing Contract Owners on a basis to be determined by AUL. AUL may also eliminate or combine one or more Investment Accounts or cease permitting new allocations to an Investment Account if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     Subject to any required regulatory approvals, AUL reserves the right to transfer assets of any Investment Account of the Variable Account to another separate account or Investment Account.

     In the event of any such substitution or change, AUL may, by appropriate endorsement, make such changes in these and other Contracts as may be necessary or appropriate to reflect such substitution or change. AUL reserves the right to operate the Variable Account as a management investment company under the 1940 Act or any other form permitted by law, an Investment Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of AUL or an affiliate thereof. Subject to compliance with applicable law, AUL also may combine one or more Investment Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS

     AUL reserves the right, without the consent of Contract Owners, to make any change to the provisions of the Contracts to comply with, or to give Contract Owners the benefit of, any Federal or state statute, rule, or regulation, including, but not limited to, requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

RESERVATION OF RIGHTS

     AUL reserves the right to refuse to accept new premiums under a Contract and to refuse to accept any application for a Contract.

PERIODIC REPORTS

     AUL will send quarterly statements showing the number, type, and value of Accumulation Units credited to the Contract. AUL will also send statements reflecting transactions in a Contract Owner's Account as required by applicable law. In addition, every person having voting rights will receive such reports or Prospectuses concerning the Variable Account and the Funds as may be required by the 1940 Act and the 1933 Act.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Variable Account is a party, or which would materially affect the Variable Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Contracts described in this Prospectus and the organization of AUL, its authority to issue the Contracts under Indiana law, and the validity of the forms of the Contracts under Indiana law have been passed upon by the Associate General Counsel of AUL.

     Legal matters relating to the Federal securities and Federal income tax laws have been passed upon by Dechert Price & Rhoads, Washington, D.C.

FINANCIAL STATEMENTS

     Financial statements of AUL as of December 31, 1997, are included in the Statement of Additional Information.

                         YEAR 2000 ISSUES AND READINESS

     In recent years, the Year 2000 problem has received extensive publicity. The problem arises because most computer systems and programs were written with dates expressed as a 2 digit code. Unless steps are taken, on January 1, 2000, many systems may read the year "2000" as "1900" and date-related computations either would not be processed or would be processed incorrectly. This could have a material and adverse effect on financial institutions such as banks and insurance companies like AUL. To prevent this, AUL began assessing the potential impact in early 1996 and adopted a detailed written work plan in June, 1997 to deal with Year 2000 issues.

     Due  to  the   complexity   of   this   issue   and   the   ever-increasing
interrelationships of computer systems in the United States, it would be extremely difficult for any company to state that it has or will achieve complete Year 2000 compliance or to guar-antee that its systems will not be affected in any way on January 1, 2000. However, AUL currently believes that all critical computer systems and software (those systems or software, which would cause great disruption to the Company if they were inoperable for any length of time or if they were to generate erroneous data) will, before January 1, 2000, be Year 2000 compliant. Although AUL has no reason to believe that these steps will not be sufficient to avoid any material adverse impact from Year 2000 issues and is addressing its Year 2000 issues by using both internal staff and external consultants, by replacing hardware, operating systems, and application software, and by remediating current application software, there can be no assurance that the Company's efforts will be sufficient to avoid any adverse impact. This project is currently expected to require more than 285,000 hours of labor at a cost of approximately $17,000,000, which will be expensed against current operating funds.

     As a part of its plan, the Company has surveyed its primary service providers to be sure that such providers have taken steps to address the Year 2000 issues. AUL will continue to periodically monitor the status of all service providers' Year 2000 efforts.

                             PERFORMANCE INFORMATION

     Performance information for the Investment Accounts is shown under "Performance of the Investment Accounts." Performance information for the Investment Accounts may also appear in promotional reports and sales literature to current or prospective Contract Owners in the manner described in this section. Performance information in promotional reports and literature may include the yield and effective yield of the Investment Account investing in the Money Market Investment Account, the yield of the remaining Investment Accounts, the average annual total return and the total return of all Investment Accounts. For information on the calculation of current yield and effective yield, see the Statement of Additional Information.

     Quotations of average annual total return for any Investment Account will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Investment Account), and will reflect the deduction of the applicable withdrawal charge, the mortality and expense risk charge, and if applicable, the administrative charge. Hypothetical quotations of average annual total return may also be shown for an Investment Account for periods prior to the time that the Investment Account commenced operations based upon the performance of the mutual fund portfolio in which that Investment Account invests, and will reflect the deduction of the applicable withdrawal charge, the administrative charge, and the mortality and expense risk charge as if, and to the extent, that such charges had been applicable. Quotations of total return, actual and hypothetical, may simultaneously be shown that do not take into account certain contractual charges such as the withdrawal charge and the administrative charge and may be shown for different periods.

     Performance information for any Investment Account reflects only the performance of a hypothetical Contract under which Contract Value is allocated to an Investment Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Fund in which the Investment Account invests, and the market conditions during the given time period, and should not be considered as representation of what may be achieved in the future. For a description of the methods used to determine yield and total return in promotional reports and literature for the Investment Accounts, information on possible uses for performance, and other information, see the Statement of Additional Information.


                       STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information contains more specific information and financial statements relating to AUL. The Table of Contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY..................................................................    3
DISTRIBUTION OF CONTRACTS........................................................................    3
CUSTODY OF ASSETS................................................................................    3
TAX STATUS OF AUL AND THE VARIABLE ACCOUNT.......................................................    3
TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PLANS...................................  3-6
  403(b) Programs................................................................................    4
  408 and 408A Programs..........................................................................    4
  457 Programs...................................................................................
  Employee Benefit Plans.........................................................................    5
  Tax Penalty for All Annuity Contracts..........................................................    5
  Withholding for Employee Benefit Plans and Tax-Deferred Annuities..............................    5
INDEPENDENT ACCOUNTANTS..........................................................................    6
PERFORMANCE INFORMATION..........................................................................  6-7
FINANCIAL STATEMENTS............................................................................. 8-19

A Statement of Additional Information may be obtained without charge by calling or writing to AUL at the telephone number and address set forth in the front of this Prospectus.

================================================================================
         No dealer, salesman or any other person is authorized by the AUL American Individual Unit Trust or by AUL to give any information or to make any representation other than as contained in this Prospectus in connection with the offering described herein.

         There has been filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with respect to the offering herein described. For further information with respect to the AUL American Individual Unit Trust, AUL and its variable annuities, reference is made thereto and the exhibits filed therewith or incorporated therein, which include all contracts or documents referred to herein.
================================================================================





                AUL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES

                      Individual Variable Annuity Contracts

                                     Sold By

                                 AMERICAN UNITED
                            LIFE INSURANCE COMPANY(R)


                               One American Square
                           Indianapolis, Indiana 46282


                                   PROSPECTUS


                            Dated: December 31, 1998


================================================================================

                       STATEMENT OF ADDITIONAL INFORMATION
                                December 31, 1998


                          AUL No Load Deferred Annuity
                      Individual Variable Annuity Contracts

                                   Offered By


                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282
                                 (317) 263-4045


                 Individual Annuity Service Office Mail Address:
                 P.O. Box 7127, Indianapolis, Indiana 46206-7127
                                 (800) 863-9354


          This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for AUL No Load Deferred Annuity, dated December 31, 1998.

          A Prospectus is available without charge by calling the number listed above or by mailing the Business Reply Mail card included in this Statement of Additional Information to American United Life Insurance Company(R) ("AUL") at the address listed above.

                                TABLE OF CONTENTS
Description                                                                                        Page

GENERAL INFORMATION AND HISTORY.................................................................    3

DISTRIBUTION OF CONTRACTS.......................................................................    3

CUSTODY OF ASSETS...............................................................................    3

TAX STATUS OF AUL AND THE VARIABLE ACCOUNT......................................................    3

TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PROGRAMS...............................  3-6
  403(b) Programs...............................................................................    4
  408 and 408A Programs.........................................................................    4
  457 Programs..................................................................................
  Employee Benefit Plans........................................................................    5
  Tax Penalty for All Annuity Contracts.........................................................    5
  Withholding for Employee Benefit Plans and Tax-Deferred Annuities.............................    5

INDEPENDENT ACCOUNTANTS.........................................................................    6

PERFORMANCE INFORMATION.........................................................................  6-7

FINANCIAL STATEMENTS............................................................................ 8-19

                         GENERAL INFORMATION AND HISTORY

     For a general description of AUL and AUL No Load Deferred Variable Annuity (the "Variable Account"), see the section entitled "Information about AUL, The Variable Account, and The Funds" in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the Prospectus.

                           DISTRIBUTION OF CONTRACTS

     AUL is the Principal Underwriter for the variable annuity contracts (the "Contracts") described in the Prospectus and in this Statement of Additional Information. AUL is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. The Contracts are currently being sold in a continuous offering. While AUL does not anticipate discontinuing the offering of the Contracts, it reserves the right to do so. The Contracts are sold by registered representatives of AUL who are also licensed insurance agents.

     AUL also has sales agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The broker-dealers are required to be registered with the SEC and members of the National Association of Securities Dealers, Inc.

     AUL serves as the Principal Underwriter without compensation from the Variable Account.

                                CUSTODY OF ASSETS

     The assets of the Variable Account are held by AUL. The assets are maintained separate and apart from the assets of other separate accounts of AUL and from AUL's General Account assets. AUL maintains records of all purchases and redemptions of shares of the Funds.

                   TAX STATUS OF AUL AND THE VARIABLE ACCOUNT

     The operations of the Variable Account form a part of AUL, so AUL will be responsible for any Federal income and other taxes that become payable with respect to the income of the Variable Account. Each Investment Account will bear its allocable share of such liabilities, but under current law, no dividend, interest income, or realized capital gain attributable, at a minimum, to appreciation of the Investment Accounts will be taxed to AUL to the extent it is applied to increase reserves under the Contracts.

     Each of the Funds in which the Variable Account invests has advised AUL that it intends to qualify as a "regulated investment company" under the Code. AUL does not guarantee that any Fund will so qualify. If the requirements of the Code are met, a Fund will not be taxed on amounts distributed on a timely basis to the Variable Account. Were such a Fund not to so qualify, the tax status of the Contracts as annuities might be lost, which could result in immediate taxation of amounts earned under the Contracts (except those held in Employee Benefit Plans and 408 Programs).

     Under regulations promulgated under Code Section 817(h), each Investment Account must meet certain diversification standards. Generally, compliance with these standards is determined by taking into account an Investment Account's share of assets of the appropriate underlying Fund. To meet this test, on the last day of each calendar quarter, no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments. For the purposes of Section 817(h), securities of a single issuer generally are treated as one investment, but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers.

        TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PROGRAMS

     The Contracts may be offered for use with several types of qualified or non-qualified retirement programs as described in the Prospectus. The tax rules applicable to Owners of Contracts used in connection with qualified retirement programs vary according to the type of retirement plan and its terms and conditions. Therefore, no attempt is made herein to provide more than general information about the use of the Contracts with the various types of qualified retirement programs.

     Owners, Annuitants, Beneficiaries and other payees are cautioned that the rights of any person to any benefits under these programs may be subject to the terms and conditions of the Qualified Plans themselves, regardless of the terms and conditions of the Contracts issued in connection therewith.

     Generally, no taxes are imposed on the increases in the value of a Contract by reason of investment experience or employer contributions until a distribution occurs, either as a lump-sum payment or annuity payments under an elected Annuity Option or in the form of cash withdrawals, surrenders, or other distributions prior to the Annuity Date.

     The amount of premiums that may be paid under a Contract issued in connection with a Qualified Plan are subject to limitations that may vary depending on the type of Qualified Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or in the case of distributions of amounts contributed under salary reduction agreements, could cause the Qualified Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Qualified Plan or subject the Annuitant to penalty taxes. As a result, the minimum distribution rules could limit the availability of certain Annuity Options to Contract Owners and their Beneficiaries.

     Below are brief descriptions of various types of qualified retirement programs and the use of the Contracts in connection therewith. Unless otherwise indicated in the context of the description, these descriptions reflect the assumption that the Contract Owner is a participant in the retirement program. For Employee Benefit Plans that are defined benefit plans, a Contract generally would be purchased by a Participant, but owned by the plan itself.

403(b) PROGRAMS

     Premiums paid pursuant to a 403(b) Program are excludable from a Contract Owner's gross income if they do not exceed the smallest of the limits calculated under Sections 402(g), 403(b)(2), and 415 of the Internal Revenue Code. Section 402(g) generally limits a Contract Owner's salary reduction premiums to a 403(b) Program to $10,000 a year. The $10,000 limit may be reduced by salary reduction premiums to another type of retirement plan. A Contract Owner with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the $10,000 limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

     Section 403(b)(2) provides an overall limit on employer and Contract Owner salary reduction premiums that may be made to a 403(b) Program. Section 403(b)(2) generally provides that the maximum amount of premiums a Contract
Owner may exclude from his gross income in any taxable year is equal to the excess, if any, of:

     (a) the amount determined by multiplying 20% of his includable compensation by the number of his years of service with his employer, over

     (b) the total amount contributed to retirement plans sponsored by his employer, including the Section 403(b) Program, that were excludable from his gross income in prior years.

Contract Owners employed by "qualified employers" may elect to have certain alternative limitations apply.

     Section 415(c) also provides an overall limit on the amount of employer and Contract Owner's salary reduction premiums to a Section 403(b) Program that will be excludable from an employee's gross income in a given year. The Section 415(c) limit is the lesser of (a) $30,000, or (b) 25% of the Contract Owner's annual compensation (reduced by his salary reduction premiums to the 403(b) Program and certain other employee plans). This limit will be reduced if a Contract Owner also participates in an Employee Benefit Plan maintained by a business that he or she controls.

     The limits described above do not apply to amounts "rolled over" from another Section 403(b) Program. A Contract Owner who receives an "eligible rollover distribution" will be permitted either to roll over such amount to another Section 403(b) Program or an IRA within 60 days of receipt or to make a direct rollover to another Section 403(b) Program or an IRA without recognition of income. An "eligible rollover distribution" means any distribution to a Contract Owner of all or any taxable portion of the balance of his credit under a Section 403(b) Program, other than a required minimum distribution to a Contract Owner who has reached age 70 1/2 and excluding any distribution which is one of a series of substantially equal payments made (1) over the life expectancy of the Contract Owner or the joint life expectancy of the Contract Owner and his beneficiary or (2) over a specified period of 10 years or more. Provisions of the Internal Revenue Code require that 20% of every eligible rollover distribution that is not directly rolled over be withheld by the payor for federal income taxes.

408 AND 408A PROGRAMS

     Code Sections 219, 408 and 408A permit eligible individuals to contribute to an individual retirement program, including a Simplified Employee Pension Plan, an Employer Association Established Individual Retirement Account Trust, known as an Individual Retirement Account ("IRA") and a Roth IRA. These IRA accounts are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA. Sale of the Contracts for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances.

     If an Owner of a Contract issued in connection with a 408 Program surrenders the Contract or makes a partial withdrawal, the Contract Owner will realize income taxable at ordinary tax rates on the amount received to the extent that amount exceeds the 408 premiums that were not excludable from the taxable income of the employee when paid.

     Premiums paid to the individual retirement account of a Contract Owner under a 408 Program that is described in Section 408(c) of the Internal Revenue Code are subject to the limits on premiums paid to individual retirement accounts under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, premiums paid to an individual retirement account are limited to the lesser of $2,000 per year or the Contract Owner's annual compensation. For tax years beginning after 1996, if a married couple files a joint return, each spouse may, in the great majority of cases, make contributions to his or her IRA up to the $2,000 limit. The extent to which a Contract Owner may deduct premiums paid in connection with this type of 408 Program depends on his and his spouse's gross income for the year and whether either participate in another employer-sponsored retirement plan.

     Premiums paid in connection with a 408 Program that is a simplified employee pension plan are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits premiums paid in connection with a simplified employee pension plan to the lesser of (a) 15% of the Contract Owner's compensation, or (b) $30,000. Premiums paid through salary reduction are subject to additional annual limits.

     Withdrawals   from  Roth   IRAs  may  be  made   tax-free   under   certain
circumstances. Please consult your tax adviser for more details.

457 PROGRAMS

     Deferrals by an eligible individual to a 457 Program generally are limited under Section 457(b) of the Internal Revenue Code to the lesser of (a) $7,500 or
(b) 33 1/3% of the Contract Owner's includable compensation. If the Contract Owner participates in more than one 457 Program, the $7,500 limit applies to contributions to all such programs. The $7,500 limit is reduced by the amount of any salary reduction contribution the Contract Owner makes to a 403(b) Program, a 408 Program, or an Employee Benefit Program. The Section 457(b) limit is increased during the last three years ending before the Contract Owner reaches his normal retirement age under the 457 Program. Effective 1/1/97 the $7,500 limit on deferrals is indexed in $500 increments.

EMPLOYEE BENEFIT PLANS

     Code Section 401 permits business employers and certain associations to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder.

     If an Owner of a Contract issued in connection with an Employee Benefit Plan who is a participant in the Plan receives a lump-sum distribution, the portion of the distribution equal to any premiums that were taxable to the Contract Owner in the year when paid is generally received tax free. The balance of the distribution will generally be treated as ordinary income. Special five-year forward averaging provisions under Code Section 402 may be utilized on the amount subject to ordinary income tax treatment, provided that the Contract Owner has reached age 59 1/2, has not previously elected forward averaging for a distribution from any Employee Benefit Plan after reaching age 59 1/2, and has not rolled over a distribution from the Employee Benefit Plan or a similar plan into another Employee Benefit Plan or an individual retirement account or annuity. Special ten-year averaging and a capital-gains election may be available to a Contract Owner who reached age 50 before 1986.

     Under an Employee Benefit Plan under Section 401 of the Code, when annuity payments commence (as opposed to a lump-sum distribution), under Section 72 of the Code, the portion of each payment attributable to premiums that were taxable to the participant in the year made, if any, is excluded from gross income as a return of the participant's investment. The portion so excluded is determined at the time the payments commence by dividing the participant's investment in the Contract by the expected return. The periodic payments in excess of this amount are taxable as ordinary income. Once the participant's investment has been recovered, the full annuity payment will be taxable. If the annuity should stop before the investment has been received, the unrecovered portion is deductible on the Annuitant's final return. If the Contract Owner paid no premiums that were taxable to the Contract Owner in the year made, there would be no portion excludable.

     The applicable annual limits on premiums paid in connection with an Employee Benefit Plan depend upon the type of plan. Total premiums paid on behalf of a Contract Owner who is a participant to all defined contribution plans maintained by an Employer are limited under Section 415(c) of the Internal Revenue Code to the lesser of (a) $30,000, or (b) 25% of a participant's annual compensation. Premiums paid through salary reduction to a cash-or-deferred arrangement under a profit sharing plan are subject to additional annual limits. Premiums paid to a defined benefit pension plan are actuarially determined based upon the amount of benefits the participant will receive under the plan formula. The maximum annual benefit any participant may receive under an Employer's defined benefit plan is limited under Section 415(b) of the Internal Revenue Code. The limits determined under Section 415(b) and (c) of the Internal Revenue Code are further reduced for a participant who participates in a defined contribution plan and a defined benefit plan maintained by the same employer.

TAX PENALTY FOR ALL ANNUITY CONTRACTS

     Any distribution made to a Contract Owner who is a participant from an Employee Benefit Plan or a 408 Program other than on account of one or more of the following events will be subject to a 10% penalty tax on the amount distributed:

   (a) the Contract Owner has attained age 59 1/2;
   (b) the Contract Owner has died; or
   (c) the Contract Owner is disabled.


     In addition, a distribution from an Employee Benefit Plan will not be subject to a 10% excise tax on the amount distributed if the Contract Owner is 55 and has separated from service. Distributions received at least annually as part of a series of substantially equal periodic payments made for the life of the Participant will not be subject to an excise tax. Certain amounts paid for medical care also may not be subject to an excise tax.


WITHHOLDING FOR EMPLOYEE BENEFIT PLANS AND
   TAX-DEFERRED ANNUITIES

     Distributions from an Employee Benefit Plan to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form a lump-sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless the distributee directs the transfer of such amounts to another Employee Benefit Plan or to an Individual Retirement Account under Code Section 408. The taxable amount is the amount of the distribution, less the amount allocable to after-tax premiums.

     All other types of distributions from Employee Benefit Plans and all distributions from Individual Retirement Accounts, are subject to federal income tax withholding on the taxable amount unless the distributee elects not to have the withholding apply. The amount withheld is based on the type of distribution. Federal tax will be withheld from annuity payments (other than those subject to mandatory 20% withholding) pursuant to the recipient's withholding certificate. If no withholding certificate is filed with AUL, tax will be withheld on the basis that the payee is married with three withholding exemptions. Tax on all surrenders and lump-sum distributions from Individual Retirement Accounts will be withheld at a flat 10% rate.

     Withholding on annuity payments and other distributions from the Contract will be made in accordance with regulations of the Internal Revenue Service.

                             INDEPENDENT ACCOUNTANTS

     PricewaterhouseCoopers LLP, independent accountants, performs certain accounting and auditing services for AUL and performs similar services for the Variable Account. The AUL financial statements included in this Statement of Additional Information have been audited to the extent and for the periods indicated in their report thereon.

                             PERFORMANCE INFORMATION

     Performance information for the Investment Accounts is shown in the prospectus under "Performance of the Investment Accounts." Performance information for the Investment Accounts may also appear in promotional reports and literature to current or prospective Contract Owners in the manner described in this section. Performance information in promotional reports and literature may include the yield and effective yield of the Investment Account investing in the AUL American Money Market Portfolio ("Money Market Investment Account"), the yield of the remaining Investment Accounts, the average annual total return and the total return of all Investment Accounts.

     Current yield for the Money Market Investment Account will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro rata share of the Investment Account's expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figures carried to at least the nearest hundredth of one percent.

     Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield  =  [(Base Period Return + 1)**365/7] - 1

Quotations of yield for the remaining Investment Accounts will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

YIELD =  2[(a-b/cd + 1)**6 - 1]

where a = net investment income earned during the period by the Portfolio attributable to shares owned by the Investment Account

      b = expenses accrued for the period (net of reimbursements),

      c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

      d = the value (maximum offering period) per Accumulation Unit on the last day of the period.

     Quotations of average annual total return for any Investment Account will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Investment Account), calculated pursuant to the following formula: P(1 + T)**n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Hypothetical quotations of average total return may also be shown for an Investment Account for periods prior to the time that the Investment Account commenced operations based upon the performance of the mutual fund portfolio in which that Investment Account invests, as adjusted for applicable charges. All total return figures reflect the deduction of the applicable withdrawal charge, the administrative charge, and the mortality and expense risk charge. Quotations of total return, actual and hypothetical, may simultaneously be shown that do not take into account certain contractual charges such as the withdrawal charge and the administrative charge and quotations of total return may reflect other periods of time.

     The average annual return that the Investment Accounts achieved for the one year, three year, five year, and the lesser of ten years or since inception for the periods ending

December 31, 1997 under a Flexible Premium Contract and a One Year Flexible Premium Contract (assuming the withdrawal charge is taken into account in computing the ending redeemable value) and all Contracts (assuming the withdrawal charge is not taken into account in computing the ending redeemable value) may be found in the Prospectus.

     Performance information for an Investment Account may be compared, in promotional reports and literature, to: (i) the Standard & Poor's 500 Composite Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare an Investment Account's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

     Performance information for any Investment Account reflects only the performance of a hypothetical Contract under which an Owner's Account Value is allocated to an Investment Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Funds in which the Investment Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

     Promotional reports and literature may also contain other information including (i) the ranking of any Investment Account derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria; (ii) the effect of tax-deferred compounding on an Investment Account's investment returns, or returns in general, which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis; (assuming one or more tax rates) with the return on a taxable basis; and (iii) AUL's rating or a rating of AUL's claim-paying ability by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                              FINANCIAL STATEMENTS

     The financial statements of AUL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of AUL to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
American United Life Insurance Company
Indianapolis, Indiana

We have audited the accompanying combined balance sheet of American United Life Insurance Company(R) and affiliates as of December 31, 1997 and 1996, and the related combined statements of operations, policyholders' surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of American United Life Insurance Company(R) and affiliates as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                     /s/ Coopers & Lybrand L.L.P.

Indianapolis, Indiana
February 27, 1998

COMBINED BALANCE SHEET

   December 31, 1997 and 1996                          1997(in millions)1996
   -------------------------------------------------------------------------

   Assets
   Investments:
    Fixed Maturities:
    Available for sale at fair value ...........     $  1,653.8   $  1,593.4
    Held to maturity at amortized cost .........        2,902.2      3,013.6
   Equity securities at fair value .............           18.6         15.2
   Mortgage loans ..............................        1,120.4      1,114.6
   Real estate .................................           52.1         52.3
   Policy loans ................................          143.1        143.5
   Short term and other invested assets ........          102.0         43.8
   Cash and cash equivalents ...................           41.2         20.2
   -------------------------------------------------------------------------
   Total investments ...........................        6,033.4      5,996.6

   Accrued investment income ...................           79.3         82.1
   Reinsurance receivables .....................          244.3        209.5
   Deferred acquisition costs ..................          421.2        348.2
   Property and equipment ......................           55.5         54.0
   Insurance premiums in course of collection ..           72.9         47.5
   Other assets ................................           17.2         35.7
   Assets held in separate accounts ............        1,674.0      1,078.7
   -------------------------------------------------------------------------
   Total assets ................................     $  8,597.8   $  7,852.3
   -------------------------------------------------------------------------
   Liabilities and policyholders' surplus
   Liabilities
    Policy reserves ............................     $  5,642.9   $  5,688.6
    Other policyholder funds ...................          175.2        176.2
    Pending policyholder claims ................          164.3        137.6
    Surplus notes ..............................           75.0         75.0
    Other liabilities and accrued expenses .....          201.8        123.4
    Liabilities related to separate accounts ...        1,674.0      1,078.7
   -------------------------------------------------------------------------
   Total liabilities ...........................        7,933.2      7,279.5
   -------------------------------------------------------------------------
   Unrealized appreciation of securities,
    net of deferred income tax .................           36.5         19.0
   Policyholders' surplus ......................          628.1        553.8
   -------------------------------------------------------------------------
   Total policyholders' surplus ................          664.6        572.8
   -------------------------------------------------------------------------
   Total liabilities and policyholders' surplus      $  8,597.8   $  7,852.3
   -------------------------------------------------------------------------



COMBINED STATEMENT
OF POLICYHOLDERS' SURPLUS

Policyholders' surplus at beginning of year ....     $    572.8   $    548.9
Net income .....................................           74.3         52.1
Change in unrealized appreciation (depreciation)
of securities, net .............................           17.5        (28.2)
----------------------------------------------------------------------------
Policyholders' surplus at end of year ..........     $    664.6   $    572.8
----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

COMBINED STATEMENT OF OPERATIONS

  December 31, 1997 and 1996                          1997(in millions)1996
---------------------------------------------------------------------------


Revenues:
 Insurance premiums and other
  considerations ...............................       $  413.9   $    401.1
 Policy and contract charges ...................           69.3         50.4
 Net investment income .........................          464.9        471.8
 Realized investment gains .....................           13.7          6.6
 Other income ..................................            5.9          1.2
----------------------------------------------------------------------------
Total revenues .................................          967.7        931.1
----------------------------------------------------------------------------
Benefits and expenses:
 Policy benefits ...............................       $  386.2   $    381.9
 Interest expense on annuities and
  financial products ...........................          257.3        261.6
 Underwriting, acquisition and
  insurance expenses ...........................          126.6        111.2
 Amortization of deferred acquisition costs ....           53.2         49.8
 Dividends to policyholders ....................           25.0         26.3
 Interest expense on surplus notes .............            5.8          5.1
 Other operating expenses ......................            9.5          8.7
----------------------------------------------------------------------------
 Total benefits and expenses ...................          863.6        844.6
----------------------------------------------------------------------------
 Income before income tax expense ..............          104.1         86.5
 Income tax expense ............................           29.8         34.4
----------------------------------------------------------------------------
 Net income ....................................       $   74.3   $     52.1
----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

COMBINED STATEMENT OF CASH FLOWS

  December 31, 1997 and 1996                          1997(in millions)1996
---------------------------------------------------------------------------
Cash flows from operating activities:
---------------------------------------------------------------------------
Net Income .....................................       $   74.3   $     52.1

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Amortization of deferred acquisition costs .....        53.2         49.8
   Depreciation ...................................        10.1          9.2
   Deferred taxes .................................         7.3          1.8
   Realized investment gains ......................       (13.7)        (6.6)
   Policy acquisition costs capitalized ...........       (90.8)       (69.3)
   Interest credited to deposit liabilities .......       252.1        254.7
   Fees charged to deposit liabilities ............       (32.9)       (19.8)
   Amortization and accrual of investment income ..        (8.2)        (6.2)
   Increase in insurance liabilities ..............       140.2         93.9
   Increase in noninvested assets .................       (66.3)       (44.4)
   Increase in other liabilities ..................        35.1         19.6

Net cash provided by operating activities ......          360.4        334.8

Cash flows from investing activities:
 Purchases:
   Fixed maturities, Held to Maturity .............      (120.8)      (194.4)
   Fixed maturities, Available for Sale ...........      (348.3)      (477.7)
   Equity securities ..............................        (9.4)       (24.7)
   Mortgage loans .................................      (155.4)      (169.1)
   Real estate ....................................        (1.9)        (3.9)
   Short term and other invested assets ...........       (43.3)        (2.6)

 Proceeds from sales, calls or maturities:
   Fixed maturities, Held to Maturity .............       241.2        158.8
   Fixed maturities, Available for Sale ...........       335.1        466.4
   Equity securities ..............................         7.2         28.7
   Mortgage loans .................................       149.7        175.0
   Real estate ....................................         4.3          3.1
   Short term and other invested assets ...........         1.6         27.6

Net cash provided (used) by investing activities           60.0        (12.8)

Cash flows from financing activities:
   Proceeds from issuance of surplus notes ........           0         75.0
   Deposits to insurance liabilities ..............       713.6        595.2
   Withdrawals from insurance liabilities .........    (1,112.5)      (984.6)
   Change in policyholder dividend liability ......         (.9)         3.6
   Decrease (increase) in policy loans ............          .4         (1.9)

Net cash used by financing activities ..........         (399.4)      (312.7)

Net increase in cash and cash equivalents ......           21.0          9.3

Cash and cash equivalents beginning of year ....           20.2         10.9

Cash and cash equivalents end of year ..........       $   41.2   $     20.2

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of  Presentation

American United Life Insurance Company (AUL) is an Indiana domiciled mutual life insurance company with headquarters in Indianapolis. AUL is licensed to do business in 48 states and the District of Columbia and is an authorized reinsurer in all states. AUL offers individual life and annuity products through its career agent distribution system. AUL's qualified group retirement plans, tax deferred annuities and other non-medical group products are marketed through independent agents and brokers, as well as career agents who are supported by 29 regional sales offices located throughout the country. Life and pooled reinsurance is marketed directly to other insurance companies. In 1997, AUL International began operations to develop reinsurance partners in Central and South America. The combined Company financial statements include the accounts of AUL and its affiliate, The State Life Insurance Company (State Life). Significant intercompany transactions have been excluded.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). AUL and State Life file separate financial statements with insurance regulatory authorities which are prepared on the basis of statutory accounting practices which are significantly different from financial statements prepared in accordance with GAAP. These differences are described in detail in Note 9 - Statutory Information.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Fixed maturity securities which may be sold to meet liquidity and other needs of the Company are categorized as available for sale and are stated at fair value. Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are categorized as held-to-maturity and are stated at amortized cost. Equity securities are stated at fair value. Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts. Real estate is reported at cost less allowances for depreciation. Depreciation is provided (straight line) over the estimated useful lives of the related assets. Investment real estate is net of accumulated depreciation of $31.7 million and $28.8 million at December 31, 1997 and 1996, respectively. Depreciation expense for investment real estate amounted to $2.5 million and $2.4 million for 1997 and 1996, respectively. Policy loans are carried at their unpaid balance. Other invested assets are reported at cost plus the Company's equity in undistributed net equity since acquisition. Short term investments include investments with maturities of one-year or less and are carried at cost which approximates market. Short term certificates of deposit and savings certificates are considered to be cash equivalents. The carrying amount for cash and cash equivalents approximates market.

Realized gains and losses on sale or maturity of investments are based upon specific identification of the investments sold and do not include amounts allocable to separate accounts. At the time a decline in value of an investment is determined to be other than temporary, a provision for loss is recorded which is included in realized investment gains and losses. Unrealized gains and losses, resulting from carrying available-for-sale securities at fair value, are reported in policyholders' surplus, net of deferred taxes.

Deferred Policy Acquisition Costs

Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy underwriting and issue and certain variable agency expenses. These costs are amortized with interest as follows:

     For participating whole life insurance products, over the lesser of 30 years or the lifetime of the policy in relation to the present value of estimated gross margins from expenses, investments and mortality, discounted using the expected investment yield.

     For universal life-type policies and investment contracts, over the lesser of the lifetime of the policy or 30 years for life policies or 20 years for other policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins, discounted using the interest rate credited to the policy.

     For term life insurance products and life reinsurance policies, over the lesser of the benefit period or 30 years for term life or 20 years for life reinsurance policies in relation to the ratio of anticipated annual premium revenue to the anticipated total premium revenue, using the same assumptions used in calculating policy benefits.

     For miscellaneous group life and individual and group health policies, straight line over the expected life of the policy.

     For credit insurance policies, the deferred acquisition cost balance is primarily equal to the unearned premium reserve multiplied by the ratio of deferrable commissions to premiums written.

Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For universal life-type contracts, investment contracts and participating whole life policies, the accumulated amortization is adjusted (increased or decreased) whenever there is a material change in the estimated gross profits or gross margins expected over the life of a block of business in order to maintain a constant relationship between cumulative amortization and the present value of gross profits or gross margins. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the present value of future cash flows, net of the policy liabilities, is not sufficient to cover such asset balance.

NOTES TO FINANCIAL STATEMENTS

Assets Held in Separate Accounts

Separate accounts are funds on which investment income and gains or losses accrue directly to certain policies, primarily variable annuity contracts and equity-based pension and profit sharing plans. The assets of these accounts are legally segregated, and are valued at fair value. The related liabilities are recorded at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

Property and  Equipment

Property and equipment includes real estate owned and occupied by the Company. Property and equipment is carried at cost, net of accumulated depreciation of $41.6 million and $37.2 million as of December 31, 1997 and 1996, respectively. The Company provides for depreciation of property and equipment using the straight-line method over its estimated useful life. Depreciation expense for 1997 and 1996 was $7.6 million and $6.8 million, respectively.

Premium  Revenue and  Benefits to  Policyholders

The premiums and benefits for whole life and term insurance products and certain annuities with life contingencies (immediate annuities) are fixed and guaranteed. Such premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Universal life policies and investment contracts are policies with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. The amounts collected from policyholders for these policies are considered deposits, and only the deductions during the period for cost of insurance, policy administration and surrenders are included in revenue. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Reserves for Future Policy and Contract Benefits

Liabilities for future policy benefits for participating whole life policies are calculated using the net level premium method and assumptions as to interest and mortality. The interest rate is the dividend fund interest rate and the mortality rates are those guaranteed in the calculation of cash surrender values described in the contract. Liabilities for future policy benefits for term life insurance and life reinsurance policies are calculated using the net level premium method and assumptions as to investment yields, mortality and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued. Liabilities for future policy benefits on universal life and investment contracts consist principally of policy account values plus certain deferred policy fees which are amortized using the same assumptions and factors used to amortize the deferred policy acquisition costs. If the future benefits on investment contracts are guaranteed (immediate annuities with benefits paid for a period certain) the liability for future benefits is the present value of such guaranteed benefits. Claim liabilities include provisions for reported claims and estimates based on historical experience, for claims incurred but not reported.

Income Taxes

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the temporary differences in the assets and liabilities determined on a tax and financial reporting basis.

NOTES TO FINANCIAL STATEMENTS

2. Investments:

The book value and fair value of investments in fixed maturity securities by type of investment were as follows:

                                                                         December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                        Gross           Gross          Estimated
                                                   Amortized          Unrealized      Unrealized         Market
                                                     Cost               Gains           Losses           Value
----------------------------------------------------------------------------------------------------------------
         Available for sale:                                                 (in millions)

Obligations of U.S. government states,
political subdivisions end foreign governments   $     47.8             $  4.0          $0.0           $    51.8
Corporate securities .........................      1,064.1               55.5           1.8             1,117.8
Mortgage-backed securities ...................        456.8               27.6           0.2               484.2
----------------------------------------------------------------------------------------------------------------
                                                 $  1,568.7             $ 87.1          $2.0           $ 1,653.8
----------------------------------------------------------------------------------------------------------------

Held to maturity
Obligations of U.S. government, states,
political subdivisions and foreign governments   $    124.2             $  6.2          $0.3           $   130.1
Corporate securities .........................      1,854.4              123.4           3.6              1,9742
Mortgage-backed securities ...................        923.6               55.5           0.2               978.9
----------------------------------------------------------------------------------------------------------------
                                                 $  2,902.2             $185.1          $4.1           $ 3,083.2
----------------------------------------------------------------------------------------------------------------


                                                                         December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                        Gross           Gross          Estimated
                                                   Amortized          Unrealized      Unrealized         Market
                                                     Cost               Gains           Losses           Value
----------------------------------------------------------------------------------------------------------------
         Available for sale:                                                 (in millions)

Obligations of U.S. government, states,
political subdivisions end foreign governments   $     85.2           $    1.9        $  1.3          $     85.8
Corporate securities .........................      1,000.0               33.9           7.0             1,026.9
Mortgage-backed securities ...................        463.0               19.1           1.4               480.7
----------------------------------------------------------------------------------------------------------------
                                                 $  1,548.2           $   54.9        $  9.7          $  1,593.4
----------------------------------------------------------------------------------------------------------------

Held to maturity:
Obligations of U.S. government, states,
political subdivisions and foreign governments   $    132.0           $    5.5        $  1.1          $    136.4
Corporate securities .........................      1,891.1              100.1          14.0             1,977.2
Mortgage-backed securities ...................        990.5               44.9           4.4             1,031.0
----------------------------------------------------------------------------------------------------------------
                                                 $  3,013.6           $  150.5        $ 19.5          $  3,144.6
----------------------------------------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS

The amortized cost and fair value of fixed maturity securities at December 31,1997, by contractual average maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                            Available for Sale         Held to Maturity        Total
                                           Amortized     Fair      Amortized   Fair     Amortized   Fair
         (in millions)                        Cost       Value        Cost     Value      Cost      Value
-----------------------------------------------------------------------------------------------------------


Due in one year or less ..............   $    127.0 $    127.2 $     60.8 $     61.5 $    187.8 $    188.7
Due after one year through five years         311.6      318.4      768.5      798.0    1,080.1    1,116.4
Due after five years through ten years        368.9      388.5      738.9      794.7    1,107.8    1,183.2
Due after ten years ..................        304.4      335.5      410.4      450.1      714.8      785.6
-----------------------------------------------------------------------------------------------------------
                                            1,111.9    1,169.6    1,978.6    2,104.3    3,090.5    3,273.9
Mortgage-backed securities ...........        456.8      484.2      923.6      978.9    1,380.4    1,463.1
-----------------------------------------------------------------------------------------------------------
                                         $  1,568.7 $  1,653.8 $  2,902.2 $  3,083.2 $  4,470.9 $  4,737.0
-----------------------------------------------------------------------------------------------------------

Net investment income consisted of the following:

 for years ended December 31                          1997(in millions)1996
----------------------------------------------------------------------------
Fixed maturity securities                                $359.4       $364.0
Equity securities                                           2.5          2.0
Mortgage loans                                            100.9        104.4
Real estate                                                11.5         10.8
Policy loans                                                8.8          9.0
Other                                                       7.3          6.1
----------------------------------------------------------------------------
Gross investment income                                   490.4        496.3
Investment expenses                                        25.5         24.5
----------------------------------------------------------------------------
Net investment income                                    $464.9       $471.8
----------------------------------------------------------------------------


Net realized investment gains and (losses) include write downs and changes in the reserve for losses on mortgage loans and foreclosed real estate of $(1.3) million and $.5 million for 1997 and 1996, respectively. Proceeds from the sales, maturities or calls of investments in fixed maturities during 1997 and 1996 were approximately $576.3 million and $625.2 million, respectively. Gross gains of $11.6 million and $12.0 million, and gross losses of $1.3 million and $6.9 million were realized in 1997 and 1996, respectively. The changes in unrealized appreciation (depreciation) of fixed maturities amounted to approximately $39.9 million and $(64.3) million in 1997 and 1996, respectively.

At December 31, 1997, the unrealized appreciation on equity securities of approximately $2.3 million is comprised of $3.8 million in unrealized gains and $1.5 million of unrealized losses and has been reflected directly in policyholders' surplus. The change in the unrealized appreciation (depreciation) of equity securities amounted to approximately $.9 million and $(1.1)million in 1997 and 1996, respectively.

The Company maintains a diversified mortgage loan portfolio and exercises internal limits on concentrations of loans by geographic area, industry, use and individual mortgagor. At December 31, 1997, the largest geographic concentration of commercial mortgage loans was in California, Indiana, and Florida where approximately 33% of the portfolio was invested. A total of 40% of the mortgage loans have been issued on retail properties, primarily backed by long term leases or guarantees from strong credits.

The Company has outstanding mortgage loan commitments at December 31, 1997, of approximately $117.2 million. As of December 31, 1997, the carrying value of investments that produced no income for the previous twelve month period was $1.8 million.

NOTES TO FINANCIAL STATEMENTS

3. Insurance  Liabilities:

At December 31, 1997 and 1996, insurance liabilities consisted of the following:

                                                                                                                   (in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                Withdrawal        Mortality or morbidity    Interest rate
                                                assumption             assumption            assumption          1997      1996
------------------------------------------------------------------------------------------------------------------------------------

Future policy benefits:
  Participating whole life contracts ...........   Company              Company             2.5% to 6.0%     $   594.5   $  554.9
                                                 experience            experience

  Universal life-type contracts ................   n/a                    n/a                     n/a            376.4      352.0
  Other individual life contracts ..............   Company              Company             6.8% to 10.0%        216.4      183.6
                                                 experience            experience

  Accident and health ..........................   n/a                    n/a                     n/a             51.0       43.7
  Annuity products .............................   n/a                    n/a                     n/a          4,213.6    4,397.1
  Group life and health ........................   n/a                    n/a                     n/a            191.0      157.3
Other policyholder funds .....................     n/a                    n/a                     n/a            175.2      176.2
Pending policyholder claims ..................     n/a                    n/a                     n/a            164.3      137.6
------------------------------------------------------------------------------------------------------------------------------------
  Total insurance liabilities                                                                                $ 5,982.4   $6,002.4
------------------------------------------------------------------------------------------------------------------------------------


Participating life insurance policies under generally accepted accounting principles represent approximately 9% and 11 % of the total individual life insurance in force at December 31, 1997 and 1996, respectively. Participating policies represented approximately 39% and 40% of life premium income for 1997 and 1996, respectively. The amount of dividends to be paid is determined annually by the Board of Directors.

4. Employees' and Agents' Benefit Plans:

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Company contributions to the employee plan are made annually in an amount between the minimum ERISA required contribution and the maximum tax-deductible contribution. Contributions made to the Plan were $2.6 million in 1997 and $2.4 million in 1996. The net periodic pension cost was $(.5) million and $.6 million for the years ended December 31, 1997 and 1996, respectively. This includes service cost of $2.2 million and $3.5 million, interest cost of $1.6 million and $1.4 million, and return on plan assets of $4.3 million, and $4.3 million for the years ended December 31, 1997 and 1996, respectively.

The following  benefit  information for the employees'  defined benefit plan was
determined   by   independent   actuaries  as  of  January  1,  1997  and  1996,
respectively, the most recent actuarial valuation dates:


                                                     1997  (in millions)   1996

Actuarial present value of accumulated benefits
 for the employees' defined benefit plan:
  Vested                                            $20.5                 $20.1
  Nonvested                                           2.0                    .2
--------------------------------------------------------------------------------
Total accumulated benefits                          $22.5                 $20.3
--------------------------------------------------------------------------------
Related net assets available for plan benefits      $34.0                 $28.8
--------------------------------------------------------------------------------

The Company has a defined contribution plan and a 401(k) plan covering employees who have completed one full calendar year of service. Annual contributions are made by the Company in amounts based upon the Company's financial results. Company contributions to the plan during 1997 and 1996 were $1.4 million and $1.7 million, respectively.

NOTES TO FINANCIAL STATEMENTS

The Company has a defined contribution pension plan and a 401(k) plan covering substantially all of the agents, except general agents. Contributions of 3% of defined commissions (plus 3% for commissions over the Social Security wage base) are made to the pension plan. An additional contribution of 3% of defined commissions are made to a 401(k) plan. Company contributions expensed for these plans for 1997 and 1996 were $268,000 and $612,000, respectively.

The funds for all plans are held by the Company under deposit administration and group annuity contracts.

The Company also provides certain health care and life insurance benefits (post retirement benefits) for retired employees and certain agents (retirees). Employees and agents with at least 10 years of plan participation may become eligible for such benefits if they reach retirement age while working for the Company.

The net periodic post retirement benefit cost was $1,035,000 and $956,000 for the year ended December 31, 1997 and 1996, respectively. This includes service cost of $336,000 and $255,000, interest cost of $697,000 and $645,000, amortization of unrecognized loss of $2,000 and $56,000 for the years ended December 31, 1997 and 1996, respectively.


Accrued post retirement benefits as of December 31:     1997(in millions)  1996
--------------------------------------------------------------------------------
Accumulated post retirement benefit obligation (APBO):
 Retirees and their dependents                           $5.2             $ 4.6
 Active employees fully eligible to retire and
  receive benefits                                        3.1               2.6
 Active employees not fully eligible                      2.6               2.7
 Unrecognized loss                                       (1.6)             (1.0)
--------------------------------------------------------------------------------
         Total APBO                                      $9.3             $ 8.9
--------------------------------------------------------------------------------


The assumed discount rate used in determining the accumulated post retirement benefit was 7.00% and the assumed health care cost trend rate was 10% graded to 5% until 2004. Compensation rates were assumed to increase 6% at each year end. The health coverage for retirees 65 and over is capped in the year 2000. The health care cost trend rate assumption has an effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would increase the accumulated post retirement benefit obligation as of December 31, 1997, by $885,000 and increase the accumulated post retirement benefit cost for 1997 by $126,000.

5. Federal  Income Taxes:

A reconciliation of the income tax attributable to continuing operations computed at U.S. federal statutory tax rates to the income tax expense included in the statement of operations follows:

for  years ended December 31                             1997 (in millions) 1996
--------------------------------------------------------------------------------
Income tax computed at statutory tax rate                $36.3            $30.3
 Tax exempt income                                        (1.5)            (1.6)
 Mutual company differential earnings amount               6.1              7.5
 Prior year differential earnings amount                  (3.7)            (5.6)
 Other                                                    (7.4)             3.8
--------------------------------------------------------------------------------
 Federal income tax                                      $29.8            $34.4
--------------------------------------------------------------------------------

The components of the provision for income taxes on earnings included current tax provisions of $22.5 million and $32.6 million for the years ended December 31, 1997 and 1996, respectively, and deferred tax expense of $7.3 million and $1.8 million for the years ended December 31, 1997 and 1996, respectively.

NOTES TO FINANCIAL STATEMENTS

Deferred income tax assets (liabilities)
as of December 31:                                       1997               1996
--------------------------------------------------------------------------------
(in millions)

Deferred policy acquisition costs                        $(137.0)       $(110.9)
Investments                                                (12.0)          (8.1)
Insurance liabilities                                      154.7          139.0
Unrealized appreciation of securities                      (21.9)         (11.2)
Other                                                       (4.7)          (4.9)
--------------------------------------------------------------------------------
Deferred income tax assets (liabilities)                 $ (20.9)         $ 3.9
--------------------------------------------------------------------------------

Federal income taxes paid were $28.6 million and $39.0 million for 1997 and 1996, respectively.

6. Reinsurance:

The Company is a party to various reinsurance contracts under which it receives premiums as a reinsurer and reimburses the ceding companies for portions of the claims incurred. At December 31,1997 and 1996, life Reinsurance assumed was approximately 71% and 67%, respectively, of life insurance in force.

The Company cedes that portion of the total risk on an individual life in excess of $1,500,000. For accident and health and disability policies, the Company has established various limits of coverage it will retain on any one policy owner and cedes the remainder of such coverage.

Certain statistical data with respect to reinsurance follows:

for  years ended December 31                             1997               1996
--------------------------------------------------------------------------------
(in millions)

Direct statutory premiums                                $369.4          $353.1
Reinsurance assumed                                       253.9           214.8
Reinsurance ceded                                         132.3           109.8
--------------------------------------------------------------------------------
Net premiums                                              491.0           458.1
--------------------------------------------------------------------------------
Reinsurance recoveries                                   $103.4          $ 73.5
--------------------------------------------------------------------------------

The Company accounts for all reinsurance agreements as transfers of risk. If companies to which reinsurance has been ceded are unable to meet obligations under the reinsurance agreements, the Company would remain liable. Six reinsurers account for approximately 57% of the Company's December 31, 1997, ceded reserves for life and accident and health insurance. The remainder of such ceded reserves is spread among numerous reinsurers.

7. Surplus Notes and Lines of Credit:

On February 16, 1996, the Company issued $75 million of Surplus Notes, due March 30, 2026. Interest is payable semi-annually on March 30, and September 30 at a 7.75% annual rate. Any payment of interest on or principal of the Notes may be made only with the prior approval of the Commissioner of the Indiana Department of Insurance. The Surplus Notes may not be redeemed at the option of AUL or any holder of the Surplus Notes. Interest paid during 1997 was $5.8 million. The Company has available a $125 million committed credit facility. No amounts have been drawn as of December 31, 1997.

8. Commitments and Contingencies:

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Company.

Pursuant to an Investment Agreement with Indianapolis Life Insurance Company and the Indianapolis Life Group of Companies (IL Group), the Company has agreed to purchase from IL Group $27 million of common stock. As of December 31,1997, $8.9 million of this stock was purchased, with an additional $18.1 million committed to be purchased upon the approval of the Insurance Departments of various states. Upon purchase of the full commitment, the Company will own 25% of IL Group's issued and outstanding stock.

NOTES TO FINANCIAL STATEMENTS

9.  Statutory  Information:

AUL and State Life prepare statutory financial statements in accordance with accounting Principles and practices prescribed or permitted by the Indiana
Department of Insurance. Prescribed statutory accounting practices (SAP) currently include state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners'
(NAIC) publications.

A reconciliation of SAP surplus to GAAP surplus at December 31 follows:

for  years ended December 31                             1997 (in millions) 1996
--------------------------------------------------------------------------------
SAP surplus                                              $464.2          $407.9
Deferred policy acquisition costs                         447.4           362.7
Adjustments to policy reserves                           (303.1)         (278.3)
Asset valuation and interest maintenance reserves          86.1           106.4
Unrealized gain on invested assets, net                    36.5            19.0
Surplus notes                                             (75.0)          (75 0)
Deferred income taxes                                       1.0            16.8
Other, net                                                  7.5            13.3
--------------------------------------------------------------------------------
GAAP surplus                                             $664.6          $572.8
--------------------------------------------------------------------------------


A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:


for  years ended December 31                             1997 (in millions) 1996
--------------------------------------------------------------------------------
SAP income                                               $41.8           $ 51.4
Deferred policy acquisition costs                         37.6             19.5
Adjustments to policy reserves                            (9.2)           (15.0)
Deferred income taxes                                     (7.3)            (1.8)
Other, net                                                11.4             (2.0)
--------------------------------------------------------------------------------
GAAP net income                                          $74.3           $ 52.1
--------------------------------------------------------------------------------


Life insurance companies are required to maintain certain amounts of assets on deposit with state regulatory authorities. Such assets had an aggregate carrying value of $4.5 million at December 31,1997.

10. Fair Value of Financial Instruments:

The disclosure of fair value information about certain financial instruments is based primarily on quoted market prices. The fair values of short-term investments and accrued investment income approximate the carrying amounts reported in the balance sheets. Fair values for fixed maturity and equity securities, and surplus notes are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of the aggregate mortgage loan portfolio was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

The estimated fair values of the liabilities for policyholder funds approximate the statement values because interest rates credited to account balances approximate current rates paid on similar funds and are not generally guaranteed beyond one year. Fair values for other insurance reserves are not required to be disclosed. However, the estimated fair values for all insurance liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair values of certain financial instruments along with their corresponding carrying values at December 31,1997 and 1996 follow.

--------------------------------------------------------------------------------
                                         1997       (in millions)   1996

                               Carrying      Fair         Carrying         Fair
                               Amount        Value         Amount         Value
--------------------------------------------------------------------------------
Fixed maturity securities:
Available for sale            $1,653.8     $1,653.8      $1,593 4       $1,593.4
Held to Maturity               2,902.2      3,083.2       3,013.6        3,144.6
Equity securities                 18.6         18.6          15.2           15.2
Mortgage loans                 1,120.4      1,201.0       1,114.6        1,186.3
Policy loans                     143.1        143.1         143.5          143.5
Surplus notes                     75.0         79.5          75.0           73.0

--------------------------------------------------------------------------------

================================================================================
         No dealer, salesman or any other person is authorized by the AUL American Individual Unit Trust to give any information or to make any representation other than as contained in this Statement of Additional Information in connection with the offering described herein.

         There has been filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with respect to the offering herein described. For further information with respect to the AUL American Individual Unit Trust, AUL and its variable annuities, reference is made thereto and the exhibits filed therewith or incorporated therein, which include all contracts or documents referred to herein.
================================================================================





                      AUL NO LOAD DEFERRED VARIABLE ANNUITY

                      Individual Variable Annuity Contracts

                                     Sold By

                                 AMERICAN UNITED
                            LIFE INSURANCE COMPANY(R)


                               One American Square
                           Indianapolis, Indiana 46282

                       STATEMENT OF ADDITIONAL INFORMATION


                               Dated: December 31, 1998

================================================================================

                            Part C: Other Information

Item 24.  Financial Statements and Exhibits

(a) Financial Statements
    1. Included in Prospectus (Part A):
       Condensed Financial Information
    2. Included in Statement of Additional Information (Part B):
       (a) Financial Statements of American United Life Insurance Company(R) Report of Independent Accountants
           Combined Balance Sheet - Assets, Liabilities and Policyowners'
            Surplus as of December 31, 1997 and 1996
           Combined Statement of Operations for the years ended December 31,
            1997 and 1996
           Combined Statement of Policyowners' Surplus for the years ended
            December 31, 1997 and 1996
           Combined Statement of Cash Flows for the years ended  December 31,
            1997 and 1996
           Notes to Financial Statements
        (b) Financial Statements of AUL American Individual Variable Annuity Unit Trust
            Not applicable
(b)      Exhibits
         1. Resolution of the Executive Committee of American United Life Insurance Company(R) ("AUL") establishing AUL American Individual Unit Trust(1)
         2. Not applicable
         3. Not applicable
         4. Individual Variable Annuity Contract Forms
            4.1 Flexible Premium Variable Annuity Contract (1)
            4.2 One Year Flexible Premium Variable Annuity Contract (1)
         5. Individual Variable Annuity Enrollment Form(1)
         6. Certificate of Incorporation and By-Laws of the Depositor
            6.1 Articles of Merger between American Central Life Insurance
                Company and United Mutual Life Insurance Company(1)
            6.2 Certification of the Indiana Secretary of State as to the filing of the Articles of Merger between American Central Life Insurance Company and United Mutual Life Insurance Company(1)
            6.3 Code of By-Laws of American United Life Insurance Company(R)(1)
         7. Not applicable
         8. Form of Participation Agreements:
            8.1 Form of Participation Agreement with Alger American Fund(1)
            8.2 Form of Participation Agreement with American Century Variable
                Portfolios(1)
            8.3 Form of Participation Agreement with Calvert Variable Series(1)
            8.4 Form of Participation Agreement with Fidelity Variable Insurance
                Products Fund(1)
            8.5 Form of Participation Agreement with Fidelity Variable Insurance
                Products Fund II(1)
            8.6 Form of Participation Agreement with PBHG Funds, Inc.(1)
            8.7 Form of Participation Agreement with T. Rowe Price Equity
               Series, Inc.(1)
         9. Opinion and Consent of Associate General Counsel of AUL as to the legality of the Contracts being registered(5)
        10. Miscellaneous Consents
            10.1  Consent of Independent Accountants(1)
            10.2  Consent of Dechert Price & Rhoads(1)
            10.3  Powers of Attorney(1)
        11. Financial Statements of AUL American Individual Variable Annuity Unit Trust(2)
        12. Not applicable
        13. Computation of Performance Quotations(1)
        14. Financial Data Schedules(1)

(1) Filed with the Registrant's Registration Statement on December 31, 1998




Item 25. Directors and Officers of AUL
Name and Address                    Positions and Offices with AUL
----------------                    ------------------------------

John H. Barbre*                     Senior Vice President

Steven C. Beering M.D.              Director
Purdue University
West Lafayette, Indiana

William R. Brown*                   General Counsel and Secretary, AUL
                                    Secretary, State Life Insurance Co.

Arthur L. Bryant                    Director
141 E. Washington St.
Indianapolis, Indiana

James M. Cornelius                  Director
P.O. Box 44906
Indianapolis, Indiana

James E. Dora                       Director
P.O. Box 42908
Indianapolis, Indiana

Otto N. Frenzel III                 Director and Chairman of the Audit
101 W. Washington St., Suite 400E   Committee
Indianapolis, Indiana

David W. Goodrich                   Director
One American Square, Suite 2500
Indianapolis, Indiana

William P. Johnson                  Director
P.O. Box 517
Goshen, Indiana

Scott A. Kincaid*                   Senior Vice President

Charles D. Lineback*                Senior Vice President

James T. Morris                     Director
1220 Waterway Boulevard
Indianapolis, Indiana

James W. Murphy*                    Senior Vice President

Jerry L. Plummer*                   Senior Vice President

R. Stephen Radcliffe*               Director and Executive Vice President

Thomas E. Reilly Jr.                Director and Chairman of the Finance
300 N. Meridian, Suite 1500         Committee
Indianapolis, Indiana

William R. Riggs                    Director
P.O. Box 82001
Indianapolis, Indiana

G. David Sapp*                      Senior Vice President

John C. Scully                      Director
2636 Ocean Dr., # 505
Vero Beach, Florida

Jerry D. Semler*                    Chairman of the Board, President, Chief
                                    Executive Officer and Chairman of the
                                    Executive Committee, Chairman the Board,
                                    Chief Executive Officer, State Life
                                    Insurance Co.

---------------------------------------------
*One American Square, Indianapolis, Indiana

                                       2

Item 25. Directors and Officers of AUL (Continued)

Name and Address                    Positions and Offices with AUL
----------------                    ------------------------------

Yvonne H. Shaheen                   Director
1310 S. Franklin Road
Indianapolis, Indiana

William L. Tindall*                 Senior Vice President

Frank D. Walker                     Director
P.O. Box 40972
Indianapolis, Indiana


Gerald T. Walker*                   Senior Vice President
----------------------------------------------
*One American Square, Indianapolis, Indiana


Item 26. Persons Controlled by or Under Common Control with Registrant

In accordance with current law, it is anticipated that American United Life Insurance Company(R) ("AUL") will request voting instructions from owners or participants of any Contracts that are funded by separate accounts that are registered investment companies under the Investment Company Act of 1940 and will vote shares in any such separate account attributable to the Contracts in proportion to the voting instructions received. AUL may vote shares of any Portfolio, if any, that it owns beneficially in its own discretion.

Registrant, AUL American Individual Unit Trust and AUL American Unit Trust are separate accounts of AUL, organized for the purpose of the respective sale of individual and group variable annuity contracts.

AUL American Individual Variable Life Unit Trust is a separate account of AUL, organized for the purpose of the sale of individual variable life contracts.

American United Life Pooled Equity Fund B is a separate account of AUL organized for the purpose of the sale of group variable annuity contracts.

AUL Equity Sales Corp. is a wholly owned subsidiary of AUL, organized under the laws of the State of Indiana in 1969 as a broker-dealer to market mutual funds.

AUL may also be deemed to control State Life Insurance Company(R) ("State Life") since a majority of AUL's Directors also serve as Directors of State Life. By virtue of an agreement between AUL and State Life, AUL provides investment and other support services for State Life on a contractual basis.

AUL owns a 20% share of the stock of Princeton Reinsurance Managers, LLC, a limited liability Delaware company. AUL's affiliation provides an alternative marketing channel for its Reinsurance Division.

AUL American Series Fund, Inc. (the "Fund") was incorporated under the laws of Maryland on July 26, 1989 and is registered as an open-end, diversified management investment company under the Investment Company Act of 1940. As a "series" type of mutual Fund, the Fund issues shares of common stock relating to separate investment portfolios. Substantially all of the Fund's shares were originally purchased by AUL in connection with the initial capitalization of the Fund. On December 31, 1997, AUL owned 8.11% of the outstanding shares of the Fund's Equity portfolio and 13.97% of the Fund's Tactical Asset Allocation Portfolio. At a meeting of the Board of Directors held on November 19, 1997, the Board approved the addition of three new Portfolios to the Fund, namely, the AUL American Conservative Investor Portfolio, the AUL American Moderate Investor
Portfolio and the AUL American Aggressive Investor Portfolio, collectively referred to as the LifeStyle Portfolios. On March 31, 1998, AUL provided the initial capitalization for the LifeStyle Portfolios and therefore, would be able to control any issue submitted to the vote of shareholders of the LifeStyle Portfolios.

Indianapolis Life Insurance company ("IL") is an Indiana domestic mutual insurance company, whose principal business is the sale of life insurance and annuity contracts. On November 3, 1997, AUL entered into an agreement with IL to invest $27 million in its wholly owned downstream holding company, Indianapolis Life Group of Companies, Inc., in exchange for a 25% equity interest. AUL paid the balance of the $27 million on March 30, 1998; therefore, AUL currently owns a 25% equity interest in Indianapolis Group of Companies, Inc.

Item 27. Number of Contractholders

     As of December 31, 1997, AUL has issued 0 Individual variable annuity contracts associated with the Registrant.

Item 28. Indemnification

Article IX, Section 1 of the by-laws of AUL provides as follows:

The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the de-fense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be ad-judged in such action, suit or proceeding, to be liable for negligence or mis-conduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corpor-ation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reim-bursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or other-wise.


Item 29. Principal Underwriters

(a) AUL acts as Investment Adviser to American United Life Pooled Equity Fund B (File No. 2-27832) and to AUL American Series Fund, Inc. (File No. 33-30156)
(b) For information regarding AUL's Officers and Directors, see Item 25 above.
(c) Not applicable


Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the investment Company Act of 1940 and the rules under that section will be maintained at One American Square, Indianapolis, IN 46282.


Item 31. Management Services

There are no management-related service contracts not discussed in Part A or Part B.

Item 32. Undertakings

The registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


Additional Representations:

(a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. IP-6-88 (November 28, 1988) with respect to annuity contract offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1) - (4) of this letter have been complied with.

(b) The Registrant represents that the aggregate fees and charges deducted under the variable annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) of the Securities Act of 1933 and has duly caused this Post-Effective Amendment to the Registration Statement (Form N-4) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis and the State of Indiana on this 30th day of December, 1998.



                             AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY UNIT TRUST (Registrant)

                             By: American United Life Insurance Company(R)



                             ------------------------------------------
                             By: Jerry D. Semler*, Chairman of the Board,
                                 President, and Chief Executive Officer



       /s/ William R. Brown
      _____________________________________
*By:  William R. Brown as Attorney-in-fact

Date:  December 30, 1998


Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                                            Title             Date
---------                                                            -----             ----


_______________________________________________                      Director          December 30, 1998
Steven C. Beering M.D.*



_______________________________________________                      Director          December 30, 1998
Arthur L. Bryant*



_______________________________________________                      Director          December 30, 1998
James E. Cornelius*



_______________________________________________                      Director          December 30, 1998
James E. Dora*



_______________________________________________                      Director          December 30, 1998
Otto N. Frenzel III*



_______________________________________________                      Director          December 30, 1998
David W. Goodrich*



_______________________________________________                      Director          December 30, 1998
William P. Johnson*



_______________________________________________                      Director          December 30, 1998
James T. Morris*





                             SIGNATURES (Continued)

Signature                                                            Title              Date
---------                                                            -----              ----



_______________________________________________                      Principal          December 30, 1998
James W. Murphy*                                                     Financial and
                                                                     Accounting Officer



_______________________________________________                      Director           December 30, 1998
R. Stephen Radcliffe*



_______________________________________________                      Director           December 30, 1998
Thomas E. Reilly Jr*



_______________________________________________                      Director           December 30, 1998
William R. Riggs*



_______________________________________________                      Director           December 30, 1998
John C. Scully*



_______________________________________________                      Director           December 30, 1998
Yvonne H. Shaheen*



_______________________________________________                      Director           December 30, 1998
Frank D. Walker*






       /s/ William R. Brown
      _____________________________________
*By:  William R. Brown as Attorney-in-fact

Date:  December 30, 1998

     * Powers of Attorney have been refiled in electronic format in this Post-Effective Amendment to Registrant's Registration Statement.



                                  EXHIBIT LIST


 Exhibit               Exhibit
 Number in Form       Numbering
 N-4, Item 24(b)        Value                  Name of Exhibit
----------------      ---------                ---------------


  1                   EX-99.B1                 Resolution of the Executive Committee of
                                                American United Life Insurance Company(R)
                                                establishing the AUL American Individual
                                                Unit Trust

  4.1                 EX-99.B4.1               Form of No Load Flexible Premium Variable
                                                Annuity Contract NLIVA99

  4.2                 EX-99.B4.2               Form of Enhanced Death Benefit Rider
                                                LR-162

  4.3                 EX-99.B4.3               Form of Guaranteed Minimum Annuitization
                                                Benefit Rider LR-163

  4.4                 EX-99.B4.4               Form of Long Term Care Facility and
                                                Terminal Illness Benefit Rider
                                                LR-165

  6.1                 EX-99.B6.1               Articles of Merger between American Central Life
                                                Insurance Company and United Mutual Life Insurance
                                                Company

  6.2                 EX-99.B6.2               Certification of the Indiana Secretary of State as
                                                to the filing of the Articles of Merger between American
                                                Central Life Insurance Company and United Mutual Life
                                                Insurance Company

  6.3                 EX-99.B6.3               Code of By-Laws of American United Life Insurance Company(R)

  10.1                EX-99.B10.1              Consent of Independent Accountants

  10.3                EX-99.B10.3              Powers of Attorney
